Investing for the long run™



CPA®:14 2007 Annual Report
Corporate Property Associates 14

A MEMBER OF THE
W. P. CAREY
GROUP



CPA®:14 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant credit worthiness, building lasting relationships and investing in a broadly diversified portfolio of real estate assets. Through this approach, we attempt to protect investors in all market cycles.

Financial Highlights

(In thousands except per share amounts)	2003	2004	2005	2006	2007
	For the years ended December 31,				
Operating Data					
Revenues from continuing operations	$123,924	$127,771	$131,910	$134,998	$165,598
Net income	33,820	38,940	47,249	69,618	64,390
Cash flows from operating activities	59,410	70,590	70,895	102,232	89,729
Cash distributions paid	50,173	50,973	51,905	83,633	68,323
Per Share Data					
Distributions declared[1]	.76	.76	.76	.77	.78
Balance Sheet Data					
Total assets	$1,345,747	$1,346,355	$1,295,036	$1,675,323	$1,715,148
Long-term obligations[2]	724,705	723,383	679,522	826,459	861,902

1 Excludes a special distribution of $.49 per share declared in 2006.
2 Represents mortgage obligations and deferred acquisition fee installments.


33.8
38.9
47.2
69.6
64.4
03 04 05 06 07

Net Income
(Dollars in millions)


123.9
127.8
131.9
135.0
165.5
03 04 05 06 07

Revenues
(Dollars in millions)


.76
.76
.76
.77
.78
03 04 05 06 07

Distributions Declared Per Share
(Dollars)

Dear Fellow Shareholders

We are pleased to report that 2007 was another year of strong performance for CPA®:14. We completed two follow-on acquisitions, we opportunistically sold several facilities and we continued to provide increasing distributions to investors. As we enter 2008, the financial marketplace is very different from the one we encountered one year ago. We believe we are well positioned for this environment, as we have always put the fundamentals of income and cash flow ahead of short-term asset appreciation.

Cycle-Tested Strategy

The CPA® track record has been built over a 30-year period of investing and managing our portfolios through good times and bad. As CPA®:14 is fully invested, our current focus is on managing our existing portfolio of properties, including those assets we acquired from CPA®:12 in December 2006. As of December 31, 2007, we own full or partial interests in 318 properties leased to 92 tenants, totaling approximately 30 million square feet. We are proud that our portfolio of properties is over 99% occupied and broadly diversified by industry, region and property type.

Entering a more challenging economic time will necessitate managing our investment portfolio closely and aggressively. By diversifying our portfolio, we seek to limit our exposure to any one company or tenant industry. In addition, we have always looked to invest in properties that are strategically important to the operations of the tenant so that even if the tenant has some financial difficulty, it will need to keep the lights on in our buildings to run its business. And finally, we look to protect investors during all market cycles by building lasting relationships with our tenants so that when they want to make a third or fourth acquisition or build a new facility, they come to us to make it happen.

Building Long-Term Relationships

In 2007, we completed two follow-on transactions:

- The first provided German do-it-yourself (DIY) retailer Hellweg Die Profi-Baumarkte GmbH & Co. KG with $142 million of a total $446 million in financing through a partial purchase of Hellweg's real estate subsidiary and a loan collateralized by 37 DIY retail sites. Our affiliates had completed a $154 million sale-leaseback with Hellweg in 2005.





Net Asset Value
(Dollars per share)
14.50
13.20
12.10
12.40
Original investment: $10.00
04
05
06
07

- The second was with PerkinElmer Inc., a provider of products and services for a range of applications in the health sciences markets such as genetic screening, drug discovery and development, cellular research and chemical analysis. As a follow-on to a $25 million transaction we completed with PerkinElmer in 2001, in December we purchased and leased back the adjacent industrial/office research facility in Turku, Finland, for $14.5 million. The facility serves as the headquarters for PerkinElmer's genetic screening business, which provides total solutions for neonatal, clinical and prenatal genetic screening and diagnostics.

Opportunistic Sales

We look to hold our real estate assets for the long term. However, we do sell properties when a good opportunity presents itself. Last year, we and our affiliates sold eight properties, of which our share of the proceeds was $72.4 million, and our share of the gains was approximately $21.2 million. Sales included several health clubs in Florida and New Mexico, two Collins & Aikman facilities and an Arizona property leased to Textron, Inc.

Investing for the Long Run™

CPA®:14 has performed well over the years. As of December 31, 2007, our estimated net asset value (NAV), based on third-party appraisals as of December 31, 2007, was determined to be $14.50 per share—up 9.8% from year-end 2006 and 45% over the initial purchase price of $10 a share. Our total annual return for 2007, including quarterly cash distributions, was 15.7%. We are proud of our accomplishments but want to emphasize that CPA®:14 is a long-term investment. We have always believed in investing for the long run and adhere to this philosophy today.

As we continue to manage this broadly diversified portfolio, we will seek to provide you, our investors, with a steadily growing investment and increasing distributions. We thank you for your continued support and look forward to another successful year.

Sincerely,

Wm. Polk Carey	Edward V. LaPuma	Gordon F. DuGan
Chairman of the Board	President	Chief Executive Officer





Financial Statement Contents

Selected Financial Data

(In thousands, except per share amounts)	2007	Years ended December 31, 2006	2005	2004
Operating Data				
Revenues from continuing operations	**$ 165,598**	$ 134,998	$ 131,910	$ 127,771
Income from continuing operations	**56,943**	58,077	46,325	37,951
Earnings from continuing operations per share	**0.65**	0.83	0.68	0.56
Net income	**64,390**	69,618	47,249	38,940
Earnings per share	**0.73**	0.99	0.69	0.58
Cash distributions paid	**68,323**	83,633	51,905	50,973
Cash distributions declared per share	**0.7766**	0.7711	0.7646	0.7592
Payment of mortgage principal [a]	**16,552**	12,580	12,433	11,046
Balance Sheet Data				
Total assets	**$1,715,148**	$1,675,323	$1,295,036	$1,346,355
Long-term obligations [b]	**861,902**	826,459	679,522	723,383

(a) Represents scheduled mortgage principal paid, excluding balloon payments.

(b) Represents mortgage and note obligations and deferred acquisition fee installments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(In thousands, except per share amounts)

Executive Overview

Business Overview

As described in more detail in Item 1 of our annual report, we are a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. We were formed in 1997 and are managed by W. P. Carey & Co. LLC and its subsidiaries (collectively, the "advisor").

Current Developments and Trends

Significant business developments that occurred during 2007 are detailed in Item 1 — Significant Developments During 2007.

Current trends include:

Our current business plan is principally focused on managing our existing portfolio of properties, including those properties we acquired from CPA®:12 in December 2006 (the "merger"). As such, we may selectively dispose of properties if market conditions are favorable and obtain new non-recourse mortgage financing on unencumbered assets or refinance mortgages on existing properties if such financing is available on attractive terms. In the first quarter of 2008 we asked our advisor to begin reviewing possible liquidity alternatives for us. However, we have not yet considered such possible alternatives and there can be no assurances any liquidity event for us will occur in the near future.

Credit and real estate financing markets have experienced significant deterioration beginning in the second half of 2007, both domestically and internationally. We expect this trend may continue in 2008 and market turbulence could increase. As a result of this deterioration, we believe mortgage financing will continue to be difficult to obtain, which may affect our ability to obtain financing if we make additional investments or seek to refinance or obtain new financing on existing investments. In addition, any further deterioration in the credit markets could also impact the value of our marketable equity securities, which are subject to fluctuations based on changes in interest rate and market conditions.

Over the last several years, commercial real estate values have risen significantly as a result of the relatively low long-term interest rate environment and aggressive credit conditions. As a result we have benefited from increases in the value of our real estate assets. Although long-term interest rates remain relatively low by historical standards, there has been a significant increase in the credit spreads across the credit spectrum. Increases in credit spreads or deterioration in individual tenant credit may lower the appraised values of our real estate assets. We generally enter into long-term leases with our tenants to mitigate the impact that fluctuations in interest rates have on the values of our real estate assets. In addition, corporate defaults may increase in 2008, which will require more intensive management of our assets. We believe that our advisor's emphasis on ownership of assets that are critically important to a tenant's operations mitigates the risk of a tenant defaulting on its lease upon filing for bankruptcy protection. However, even where defaults do not occur, a tenant's credit profile may deteriorate, which in turn could affect the value of the lease and require us to incur impairment charges on properties we own, even where the tenant is continuing to make the required lease payments.

Despite slow economic growth rates in recent periods, inflation rates in the United States have continued to rise. Increases in inflation are sometimes associated with rising long-term interest rates, which may have a negative impact on the value of our real estate assets. To mitigate this risk, our leases generally have rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or other indices for the jurisdiction in which the property is located. To the extent that the CPI increases, additional rental income streams may be generated for these leases and thereby mitigate the impact of inflation.

Companies in automotive related industries (manufacturing, parts, services, etc.) are currently experiencing a challenging environment, which has resulted in several companies filing for bankruptcy protection. We currently have five tenants in automotive related industries. These five tenants accounted for lease revenues of $16,691 for the year ended December 31, 2007 and have an aggregate carrying value of $108,748 as of December 31, 2007. Two tenants that had previously operated under bankruptcy protection, Tower Automotive, Inc. and Meridian Automotive Systems, Inc., affirmed their leases with us upon emerging from bankruptcy protection in July 2007 and December 2006, respectively. A third tenant, Collins & Aikman Corporation, emerged from bankruptcy protection in October 2007. Collins & Aikman affirmed leases for four of the six properties it leases from us and repurchased the remaining two properties from us in December 2007 (see Item 1 — Significant Developments During 2007). To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible that if conditions in the automotive industry worsen, additional tenants may file for bankruptcy protection and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

We have foreign investments and as a result are subject to risk from the effects of exchange rate movements in the Euro and the British pound sterling, which account for approximately 16% and 1% of annualized lease revenues, respectively. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2007 the average rate for the U.S. dollar in relation to both the Euro and the British pound sterling was considerably weaker than during 2006, and as a result, we experienced a positive impact on our results of foreign operations for the current year as compared to 2006.

How Management Evaluates Results of Operations

Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increase our equity in our real estate. As a result, management's assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Management considers cash flows from operations, cash flows from investing activities and cash flows from financing activities (as described in Financial Condition, below) to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operations are sourced primarily from long-term lease contracts. Such leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Management's evaluation of the amount and expected fluctuation of cash flows from operations is essential in assessing our ability to fund operating expenses, service our debt and fund distributions to shareholders.

Management considers cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. Management considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows management to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt are excluded because they are deemed to be returns of investment and not returns on investment.

Management considers on measures of cash flows from investing activities and cash flows from financing activities in its evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

Our operations consist of the investment in and the leasing of commercial real estate. Management's evaluation of the sources of lease revenues for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Rental income	**$143,690**	$116,770	$113,391
Interest income from direct financing leases	**16,472**	14,353	14,112
	$160,162	$131,123	$127,503

We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations:

Lessee	2007	2006	2005
Carrefour France, SAS [a]	**$ 17,379**	$ 15,161	$ 14,460
Petsmart, Inc. [b]	**8,303**	8,395	8,303
Federal Express Corporation [b]	**6,891**	6,816	6,742
Nortel Networks Limited	**6,165**	6,014	6,001
Dick's Sporting Goods, Inc. [c] [d]	**5,409**	2,706	3,697
Atrium Companies, Inc.	**5,017**	4,922	4,787
Katun Corporation [a]	**4,400**	4,000	3,815
Caremark Rx, Inc.	**4,300**	4,300	4,300
Tower Automotive, Inc. [e]	**4,194**	4,218	4,099
Special Devices, Inc. [e] [f]	**4,029**	333	—
Perkin Elmer, Inc. [a]	**3,838**	3,430	3,370
Metaldyne Company LLC [e]	**3,797**	3,673	3,553
Collins & Aikman Corporation [e]	**3,644**	3,594	3,473
McLane Company Food Service Inc.	**3,569**	3,662	3,601
APW North America Inc. [g]	**2,957**	3,084	3,027
Amerix Corp.	**2,928**	2,928	2,569
Builders FirstSource, Inc.	**2,633**	2,598	2,521
Gibson Guitar Corp.	**2,556**	2,460	2,566
Gerber Scientific, Inc.	**2,508**	2,445	2,361
Waddington North America, Inc.	**2,468**	2,331	2,321
Other [a] [b] [c] [e]	**63,177**	44,053	41,937
	$160,162	$131,123	$127,503

(a) Increase is due to fluctuations in foreign currency exchange rates and inflation-indexed rent increase.

(b) Includes lease revenues applicable to minority interests totaling $6,356, $6,654 and $8,040 for the years ended December 31, 2007, 2006 and 2005, respectively.

(c) Includes lease revenues from properties acquired in the merger.

(d) Increase in 2007 is due to properties acquired in the merger. Decrease in 2006 is related to the reclassification of a property as an equity investment in real estate in November 2005 following a transaction with CPA®:16 – Global, an affiliate.

(e) Tenant operates in the automotive industry. Tower Automotive and Collins & Aikman both emerged from Chapter 11 bankruptcy protection in 2007. Amounts for Collins & Aikman include lease revenues totaling $1,231, $1,261 and $1,220 for the years ended December 31, 2007, 2006 and 2005, respectively from two properties that we sold in December 2007. "Other" includes lease revenues from Meridian Automotive Systems, Inc., which emerged from bankruptcy protection in 2006, totaling $1,297, $1,254 and $1,216 for the years ended December 31, 2007, 2006 and 2005, respectively.

(f) We acquired the remaining interest in this property in the merger and now consolidate the entity which holds the assets. We previously accounted for this entity under the equity method of accounting.

(g) Tenant terminated its lease for four of the five properties it leases from us in November 2007. We have entered into leases with existing subtenants at the properties that provide for aggregate annual rent of $1,882 and expire between July 2008 and May 2017.

We recognize income from equity investments in real estate of which lease revenues are a significant component. Net lease revenues from these ventures (for the entire venture, not our proportionate share) are as follows:

Lessee	Ownership Interest at December 31, 2007	Years ended December 31, 2007	2006	2005
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.	12%	**$ 28,541**	$ 28,541	$ 28,541
Hellweg Die Profi-Baumarkte GmbH & Co. KG [(a)]	32%	**25,536**	—	—
True Value Company [(b)]	50%	**14,171**	14,471	14,471
Advanced Micro Devices, Inc. [(b)]	67%	**10,451**	10,451	10,451
Life Time Fitness, Inc. [(b)(c)]	56%	**9,406**	2,622	—
CheckFree Holdings, Inc.	50%	**4,711**	4,604	4,494
Compucom Systems, Inc. [(b)]	67%	**4,549**	4,549	4,467
Best Buy Co., Inc. [(b)]	37%	**4,484**	375	—
Sicor, Inc.[(b)]	50%	**3,343**	279	—
The Upper Deck Company [(b)]	50%	**3,194**	265	—
Dick's Sporting Goods, Inc. [(d)]	45%	**3,030**	1,349	113
Del Monte Corporation [(b)]	50%	**2,955**	245	—
ShopRite Supermarkets, Inc. [(b)]	45%	**2,442**	204	—
Town Sports International Holdings, Inc. [(b)(c)]	56%	**1,086**	505	—
Starmark Camhood, L.L.C. [(c)]	—	—	6,338	12,731
Special Devices, Inc. [(e)]	—	—	3,952	4,175
		$ 117,899	$ 78,750	$ 79,443

(a) We acquired our interest in this investment during 2007. In addition to lease revenues, the venture also earned interest income of $19,508 on a note receivable. Amounts are subject to fluctuations in foreign currency exchange rates.

(b) Interest or additional interest in this equity investment in real estate acquired in the merger.

(c) Lease with Starmark Camhood was restructured in 2006, at which time we entered into new leases with Life Time Fitness and Town Sports International.

(d) Expansion at this property completed in January 2007. Prior to the completion of construction, 100% of the lease revenues and net income of this investment were attributed to us.

(e) Property is consolidated effective December 1, 2006 following acquisition of the remaining interest in the property in the merger.

Results of Operations

In December 2006, we completed the merger with CPA®:12 in which we acquired $540,500 of real estate and equity investments in real estate. While investments acquired in the merger contributed approximately $2,000 to net income in 2007, cash flows generated from these investments approximated $17,000. Net income from these investments includes the impact of depreciation and amortization on both our wholly owned properties and our equity investments in real estate.

Lease Revenues

Our leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, lease revenues (rental income and interest income from direct financing leases) increased by $29,039. Properties acquired in the merger contributed $24,309 of the increase, including $3,696 of lease revenues generated by an investment that was previously accounted for under the equity method but that we now consolidate following the merger. Lease revenues also benefited from rent increases at several properties.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, lease revenues increased by $3,620. Rent increases at several properties and a new lease at an existing property contributed additional lease revenues of $3,225. Lease revenues increased by $2,138 as a result of the merger, including $333 of lease revenues generated by an investment that we consolidate following the merger. Lease revenues also benefited as a result of the moderately positive impact of fluctuations in average foreign currency exchange rates as compared to 2005. These increases were partially offset by reductions of $1,237 from the reclassification of a property leased to Dick's Sporting Goods to an equity investment in real estate and $493 from a lease restructuring. We reclassified the Dick's Sporting Goods property as an equity investment in real estate in December 2005 in connection with an expansion transaction wherein CPA®:16 – Global, an affiliate, acquired a 55% interest in the property.

Depreciation and Amortization

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, depreciation and amortization expense increased $4,605. We incurred additional depreciation and amortization expense related to properties acquired in the merger totaling $8,225, which was partially offset by a one-time $3,730 depreciation charge incurred in June 2006 related to the demolition of a property in connection with its redevelopment.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, depreciation and amortization expense increased by $4,622, primarily due to the $3,730 depreciation charge incurred in the second quarter of 2006. Depreciation and amortization expense also increased by $619 as a result of the merger, including $116 from an investment that we now consolidate following the merger.

Property Expense

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, property expense increased by $7,604, primarily due to an increase in asset management and performance fees of $6,524 that results from the increase in our asset base following the merger as well as an increase in our annual asset valuation, which was performed as of December 31, 2006. In addition, uncollected rent expense increased by $554 as a result of an increase in tenants who are experiencing financial difficulties.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, property expense decreased by $1,567 primarily due to a decrease in property related expenses totaling $767, reductions in asset management and performance fees of $624, and to a lesser extent, reductions in reimbursable tenant costs. The decrease in property related expenses resulted primarily from leasing activity during 2006 at several properties which were partially vacant in 2005.

General and Administrative Expense

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, general and administrative expense increased by $1,287, primarily due to an increase in expenses allocated by the advisor of $783. The increases in other general and administrative expenses as well as expenses allocated by the advisor are due to the increase in our asset base and revenues following the merger.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, general and administrative expense increased by $753, primarily due to increases in accounting and investor-related expenses as a result of the increase in our asset and investor bases following the merger.

Impairment Charges

2007— During 2007, we recognized impairment charges totaling $1,652. A tenant at a property we acquired in the merger had been experiencing financial difficulties and terminated its lease with us in 2007, at which time we wrote off lease-related intangible assets totaling $1,307. The financial difficulties of the tenant were taken into consideration in determining the purchase price of the investment at the time of the merger. In connection with the sale of properties leased to Collins & Aikman, we also incurred an impairment charge of $345 to reduce the properties' carrying value to their estimated fair value.

Income from Equity Investments in Real Estate

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have been deemed to have a non-controlling interest but exercise significant influence.

2007 — During 2007, we recognized income from equity investments in real estate of $17,089, which consists primarily of income of $9,631 from equity investments in real estate owned prior to the merger, $3,925 from the sale of properties and income of $3,533 from new investments, including those acquired in the merger.

In October 2007, we recognized a gain of $3,925 on the sale of four domestic properties by an equity investment venture in which we have a 56% interest. The venture's total gain on the sale was $12,253, of which our share was $6,939. Our share of the gain was reduced by the write off of unamortized assets related to our equity investment in the properties totaling $3,014. Because we acquired a portion of our interest in this venture in the merger, the advisor waived the disposition fees related to the sale of that portion of the investment.

Income of $3,533 from new investments represents income of $2,178 from investments acquired in the merger and $1,355 from a German venture that we acquired in April 2007. The income from investments acquired in the merger includes an out-of-period adjustment of $230 as described in Note 2. Substantially all of the income from the German venture results from the recognition of an unrealized gain on derivative instruments.

2006 — During 2006, we recognized income from equity investments in real estate of $27,410, primarily due to the net positive impact of two property sales and operations of our existing investments, partially offset by the impact of a lease restructuring transaction. Our share of gains on the sale of properties in New York and California totaled $23,620, while operations of our existing investments contributed $14,731, including $3,549 from the New York and California investments and $1,340 from investments that we consolidate following the merger. Lease termination income related to a lease restructuring contributed income of $4,561 and equity investments in real estate acquired in the merger contributed $955. This income was partially offset by impairment charges related to the lease restructuring of $10,241 and prepayment costs and defeasance penalties totaling $6,216 incurred upon the repayment/defeasance of mortgages in connection with the lease restructuring and the property sales.

2005 — During 2005, we recognized income from the operations of our equity investments in real estate of $15,978, including $5,137 from properties that were sold in 2006 and 2007 and $1,362 from investments that we consolidate following the merger in 2006.

Gain on Exchange or Sale of Real Estate, Net

2007 — During 2007, we recognized gains on the exchange or sale of real estate, net, of $9,509, which consists primarily of a gain recognized upon the exchange of redeveloped land for a condominium interest in a newly constructed retail facility. Construction of the retail facility was funded entirely by the developer and was completed in November 2007, at which time we completed the exchange and recognized a gain on the exchange of $8,453. We also recognized a gain on the sale of two properties to Collins & Aikman Corporation, which repurchased two properties it leased from us upon its emergence from bankruptcy protection.

Gain (Loss) on Foreign Currency Transactions, Derivative Instruments and Other, Net

We have foreign investments in the European Union and as such are subject to the effects of exchange rate movements of the Euro and the British pound sterling. We are a net receiver of these foreign currencies and therefore benefit from a weaker U.S. dollar relative to the foreign currency. We recognize realized and unrealized foreign currency translation gains (losses) upon the repatriation of cash from our foreign investments and due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries, respectively. In addition, from time to time, we may obtain equity enhancements in connection with transactions which may involve warrants exercisable at a future time to purchase stock of the tenant or borrower or their parent. We recognize unrealized gains or losses on these common stock warrants and, if the warrants become exercisable and the value of the stock exceeds the exercise price of the warrant, we may exercise the warrants to obtain additional returns for our investors. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2007 — During 2007, we recognized a gain on foreign currency transactions, derivative instruments and other, net of $1,482. Net gains on foreign currency transactions totaling $1,729 were partially offset by a net loss on the exercise of common stock warrants of $246. The gains on foreign currency transactions result from the continued weakening of the U.S. dollar during 2007. The loss on the common stock warrant exercise includes the reversal of previously recorded unrealized gains totaling $2,207, including the recognition of an out-of-period adjustment related to the valuation of these warrants of $981 (Note 2), and was partially offset by a realized gain on the sale of securities that were obtained upon the warrant exercise of $1,648. We also recognized unrealized net gains on certain other common stock warrants totaling $312.

2006 — During 2006, we recognized a gain on foreign currency transactions, derivative instruments and other, net of $3,274, which primarily consists of an unrealized gain on common stock warrants of $2,076 and net gains on foreign currency transactions totaling $930. In 2007, we determined that the unrealized gain on common stock warrants should be reduced by $981 and recorded as an out-of-period adjustment in 2007 as described above. The gains on foreign currency transactions result from the weakening of the U.S. dollar during 2006.

2005 — During 2005, we recognized a gain on foreign currency transactions, derivative instruments and other, net of $4,825, primarily due to unrealized gains of $2,548 and realized gains of $2,192 on common stock warrants in two tenants. We recognized an unrealized gain of $2,548 in 2005 on common stock warrants in one of our tenants as the result of increases in the tenant's stock price. We exercised our option to convert these warrants into common stock during 2005 and sold the common stock in 2006 at a net loss of $44. During 2005, we also recognized a realized gain of $2,192 on common stock warrants as a result of the completion of a redemption transaction by a second tenant.

Interest Expense

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, interest expense increased by $13,326. Debt on properties acquired in the merger contributed $8,639 of the increase, while interest on new or refinanced mortgages entered into during 2007 and the credit facility contributed $2,223. Defeasance costs incurred in connection with our refinancing activity also contributed $1,856 of the increase.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, interest expense decreased by $1,243. The payoff of mortgage balances during 2005 and 2006 resulted in a decrease of $1,208, including a $784 prepayment penalty incurred in 2005, while scheduled mortgage principal payments resulted in a decrease of $1,013. These decreases were partially offset by additional interest expense totaling $806 on properties acquired in the merger.

Income from Discontinued Operations

2007 — During 2007, we recognized income from discontinued operations of $7,447, primarily due to the recognition of a gain of $7,780 on the sale of a property in Arizona.

2006 — During 2006, we recognized income from discontinued operations of $11,541, primarily due to the recognition of a net gain of $13,182 on the sale of a properties in Minnesota and Indiana, partially offset by prepayment penalties incurred totaling $1,586 in connection with the prepayment of the mortgage financing on the Minnesota property.

2005 — During 2005, we recognized income from discontinued operations of $924 primarily related to the results of operations of properties in Indiana, California and Minnesota.

Net Income

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, net income decreased $5,228, primarily due to an increase in interest expense of $4,079 as a result of interest on new or refinanced mortgages and our credit facility as well as defeasance costs, a decrease in gains on foreign currency transactions, derivative instruments and other of $1,792 and the recognition of $1,652 in impairment charges. These decreases were partially offset by net income of approximately $2,000 generated by properties acquired in the merger. Income (net of impairment charges and prepayment penalties) generated from our disposition activity for both 2007 and 2006 was relatively consistent. These variances are described above.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, net income increased by $22,369, primarily due to the recognition of gains on the sale of real estate totaling $36,802. These increases were partially offset by the recognition of our share of an impairment charge in connection with the lease restructuring of $10,241 and our share of prepayment penalties and defeasance costs totaling $6,216, incurred in connection with the sale of properties accounted for under the equity method. These variances are described above.

Financial Condition

Sources and Uses of Cash During the Year

Our cash flows fluctuate on an annual basis due to a number of factors which include the timing and characterization of distributions from equity investments in real estate, the timing of purchases and sales of real estate, the timing of proceeds from and prepayments of non-recourse mortgage loans and the timing of receipt of lease revenues. Although our cash flows may fluctuate from year to year, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use the proceeds of non-recourse mortgage loans and unused capacity on our credit facility to meet such needs. We assess our ability to access capital on an ongoing basis.

Cash and cash equivalents totaled $122,503 as of December 31, 2007, an increase of $103,512 from the December 31, 2006 balance. The increase was primarily due to proceeds from the sale of several properties and net proceeds received from recent financing activity on several existing properties. We believe that we have sufficient cash balances to meet our working capital needs. There has been no material change in our financial condition since December 31, 2006. Our sources and uses of cash during 2007 are described below.

Operating Activities — One of our objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to shareholders. For the year ended December 31, 2007, we used cash flows from operating activities of $89,729 to fund distributions to shareholders of $68,323, make scheduled mortgage principal payments of $16,552 and pay distributions to minority partners of $2,996.

Investing Activities — Our investing activities are generally comprised of real estate transactions (purchases and sales), payment of our annual installment of deferred acquisition fees and capitalized property-related costs. During the year ended December 31, 2007, we received distributions from our equity investments in real estate in excess of cumulative income of $57,150, including the distribution to us of mortgage proceeds obtained by three joint ventures totaling $32,482 and proceeds from the sale of properties owned by a joint venture of $23,211. We also received proceeds from the sale of real estate of $49,220, including $48,260 from the sale of four domestic properties and $960 from a transaction in which we exchanged redeveloped land for a condominium interest in a newly constructed retail facility. In addition, we received proceeds of $3,160 from the sale of common stock which we obtained in connection with the exercise of common stock warrants for $999. Cash outflows during the period consisted primarily of our acquisition of a property in Finland and an interest in two German joint ventures for $32,664 and our annual installment of deferred acquisition fees, which is paid to the advisor each January and was $4,369 in 2007.

Financing Activities — In addition to making scheduled mortgage principal payments and paying distributions to shareholders and minority partners, we obtained non-recourse mortgage financing totaling $119,657, of which $67,360 was obtained by refinancing existing mortgages of $36,042, $44,600 represents new financing on previously unencumbered properties and $7,697 represents financing on a Finnish property we acquired during 2007. We also prepaid mortgages totaling $21,032 in connection with the sale of properties. Gross borrowings and repayments on our credit facility were $52,000 and $77,000, respectively, such that the balance on the credit facility was $0 at December 31, 2007. We received $9,059 as a result of issuing shares through our Distribution Reinvestment and Share Purchase Plan and used $17,556 to purchase treasury shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations.

Summary of Financing

The table below summarizes our long-term debt as of December 31, 2007 and 2006, respectively.

	December 31, 2007	2006
Balance		
Fixed rate	**$724,766**	$657,819
Variable rate [a]	**122, 821**	152,996
Total	**$847,587**	$810,815
Percent of total debt		
Fixed rate	**86%**	81%
Variable rate [a]	**14%**	19%
	100%	100%
Weighted average interest rate at end of period		
Fixed rate	**7.3%**	7.7%
Variable rate [a]	**6.4%**	6.4%

(a) Includes amounts outstanding under our credit facility totaling $0 and $25,000 at December 31, 2007 and 2006, respectively. Variable rate debt at December 31, 2007 and 2006 includes $104,664 and $97,698, respectively, in mortgage obligations which currently bear interest at fixed rates but which convert to variable rates during their term. There are no interest rate resets scheduled during 2008.

Cash Resources

As of December 31, 2007, our cash resources consisted of the following:

- Cash and cash equivalents totaling $122,503. Of this amount, $13,282, at current exchange rates, was held in foreign bank accounts, and we could be subject to significant costs should we decide to repatriate these amounts.
- Credit facility with unused capacity of up to $100,000.
- We may also be able to borrow against certain currently unleveraged properties which have an aggregate carrying value of $36,680.

Borrowings under our credit facility and against our unleveraged properties are subject to meeting certain financial ratios on our credit facility. Our cash resources can be used for working capital needs and other commitments and may be used for future investments. We continue to evaluate fixed-rate financing options, such as obtaining non-recourse financing on our unleveraged properties. Any financing obtained may be used for working capital objectives and may be used to pay down existing debt balances.

Credit Facility

In November 2006, in connection with the merger, we entered into a credit facility with Wells Fargo Bank for $150,000. We reduced the amount available under the credit facility to $100,000 in April 2007. The credit facility provides for an initial three year term and an annual interest rate of either (i) LIBOR plus a spread which ranges from 135 to 160 basis points depending on our leverage or (ii) the greater of the bank's prime rate and the Federal Funds Effective Rate, plus 50 basis points, plus a spread of up to 12.5 basis points depending on our leverage ratio. The credit facility is guaranteed by our current and future subsidiaries that own unencumbered assets. The credit facility has financial covenants that require us, among other things, to maintain a minimum equity value and to meet or exceed certain operating and coverage ratios. In connection with the reduction of the credit facility in April 2007, we modified certain financial covenants to expand the nature and extent of investments we may make. We are in compliance with these covenants as of December 31, 2007. The facility also provides us with the right to increase the amount available under the credit facility up to a maximum of $175,000 upon satisfaction of certain conditions. The credit facility had an outstanding balance of $0 and $25,000 at December 31, 2007 and 2006, respectively and bore an applicable annual interest rate of 6.1% and 6.8% as of December 31, 2007 and 2006, respectively.

We expect cash flows from operating activities to be affected by several factors during the next twelve months, including:

- New or refinanced non-recourse mortgage financing in 2007 on several directly owned properties and equity investments in real estate, which we expect will reduce annual cash flow from operations and distributions from equity investments in real estate by approximately $4,500 and $1,200, respectively.
- The sale of properties during 2007, which we expect will reduce annual cash flow from operations and distributions from equity investments in real estate by approximately $2,100 and $2,000, respectively.
- Our investment in a property in Finland and our receipt of a condominium interest in a newly constructed retail facility, as well as our investment in two German ventures in April 2007, which we expect will generate annual lease revenues and distributions from equity investments in real estate of approximately $1,300 and $4,000, respectively.

- Scheduled rent increases on several properties during 2008, which should result in additional cash flow from operations.
- The advisor's election for 2008 to continue to receive performance fees in restricted shares.

Cash Requirements

During the next twelve months, cash requirements will include scheduled mortgage principal payment installments and paying distributions to shareholders and minority partners as well as other normal recurring operating expenses. Balloon payments totaling $17,649 will be due during the next twelve months, including a balloon payment of $3,557 which came due and was paid in February 2008. We currently expect to use our existing cash resources to make these payments and may seek to refinance certain of these loans if we are able to do so on attractive terms. We may also seek to use our cash resources to make new investments if attractive opportunities arise, and expect to maintain cash balances sufficient to meet working capital needs.

Off-Balance Sheet Arrangements and Contractual Obligations

The table below summarizes our off-balance sheet arrangements and contractual obligations as of December 31, 2007 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Non-recourse debt — Principal	$ 847,587	$ 35,242	$149,517	$446,381	$216,447
Deferred acquisition fees — Principal	14,315	3,847	6,283	2,544	1,641
Interest on non-recourse debt and deferred acquisition fees [a]	285,966	60,937	109,007	56,389	59,633
Subordinated disposition fees [b]	4,870	4,870	—	—	—
Operating leases [c]	4,451	479	972	1,021 1	1,979
	$1,157,189	$105,375	$265,779	$506,335	$279,700

(a) Interest on variable rate debt obligations was calculated using the applicable variable interest rates and balances outstanding as of December 31, 2007.

(b) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. In the first quarter of 2008 we asked our advisor to begin reviewing possible liquidity alternatives for us. However, we have not yet considered such possible alternatives and there can be no assurances any liquidity event for us will occur in the near future.

(c) Operating and other lease commitments consist of our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. The table above excludes the rental obligations under ground leases of two ventures in which we own a combined interest of 32%. These obligations total approximately $36,822 over the lease terms, which extend through 2091. We account for these ventures under the equity method of accounting.

Excluded from the table above is a commitment by a venture in which we have a 56% interest to fund landlord improvements totaling $20,000, of which $11,950 has been funded as of December 31, 2007. We account for this venture under the equity method of accounting.

Amounts in the above table related to our foreign operations are based on the exchange rate of the local currencies as of December 31, 2007. As of December 31, 2007, we have no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

We have investments in unconsolidated joint ventures that own single-tenant properties net leased to corporations. All of the underlying investments are owned with affiliates. Summarized financial information for these ventures (for the entire venture, not our proportionate share) at December 31, 2007 is presented below:

Lessee	Ownership Interest at December 31, 2007	Total Assets	Total Third Party Debt	Maturity Date
Advanced Micro Devices, Inc.	67%	$ 89,849	$ 61,005	1/2009
Compucom Systems, Inc.	67%	32,119	19,328	4/2009
ShopRite Supermarkets, Inc.	45%	16,258	10,034	7/2010
The Upper Deck Company	50%	26,403	11,437	2/2011
Del Monte Corporation	50%	15,757	10,918	8/2011
Best Buy Co., Inc.	37%	41,868	25,854	2/2012
True Value Company	50%	134,615	71,649	1/2013
U-Haul Moving Partners, Inc. and Mercury Partners, LP	12%	300,582	171,803	5/2014
Checkfree Holdings, Inc.	50%	35,124	30,000	6/2016
Starmark Holdings LLC, Life Time Fitness, Inc. and Town Sports International Holdings, Inc.	56%	125,924	86,531	12/2016, 5/2017
Hellweg Die Profi-Baumarkte GmbH & Co. KG[a]	32%	939,440	417,766[b]	1/2017
Sicor, Inc.[c]	50%	17,354	35,350	7/2017
Dick's Sporting Goods, Inc.	45%	28,223	22,775	1/2022
		$1,803,516	$ 974,450	

(a) We acquired this investment in April 2007. Ownership interest represents our combined interest in two ventures as described in Note 7. Amounts shown are based on the exchange rate of the Euro as of December 31, 2007.

(b) Excludes mandatorily redeemable minority interests of $346,719 at December 31, 2007.

(c) In June 2007, this venture completed the refinancing of an existing $2,483 non-recourse mortgage with new non-recourse financing of $35,350 based on the appraised value of the underlying real estate of the venture and distributed the proceeds to the venture partners.

In connection with the purchase of our properties, we require the sellers to perform environmental reviews. We believe, based on the results of such reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with either leakage from underground storage tanks, surface spills from facility activities or historical on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions which allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of the leases allow us to require financial assurances from tenants such as performance bonds or letters of credit if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matter should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require certain judgment and the use of certain estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

We classify our directly owned leased assets for financial reporting purposes as either real estate under operating leases or net investment in direct financing leases at the inception of a lease or when significant lease terms are amended. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. In determining the classification of a lease, we use estimates of remaining economic life provided by third party appraisals of the leased assets. The calculation of the present value of future minimum rents includes determining a lease's implicit interest rate, which requires an estimate of the residual value of leased assets as of the end of the non-cancelable lease term. Estimates of residual values are based on third party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however the classification is based on accounting pronouncements which are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. Management believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value of the lease term, therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with the acquisition of properties, purchase costs are allocated to tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. The below-market values of leases are recorded at their relative fair values and are included in other liabilities in the consolidated financial statements.

The value attributed to tangible assets is determined in part using a discounted cash flow model which is intended to approximate what a third party would pay to purchase the property as vacant and rent at current "market" rates. In applying the model, we assume that the disinterested party would sell the property at the end of a market lease term. Assumptions used in the model are property-specific where such information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of such rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

Above-market and below-market lease intangibles are based on the difference between the market rent and the contractual rents and are discounted to a present value using an interest rate reflecting our assessment of the risk associated with the lease acquired. If we acquire properties subject to net leases, we consider the credit of the lessee in negotiating the initial rent.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics we consider in allocating these values include the expectation of lease renewals, nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile, among other factors. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, are charged to expense.

Factors considered include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs, expectation of funding tenant improvements and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. Estimated costs to execute leases include commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Basis of Consolidation

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we control. Entities that we account for under the equity method (i.e. at cost, increased or decreased by our share of earnings or losses, less distributions) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we do not control, but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting. We adopted EITF 04-05 in June 2005 for all arrangements created or modified after June 29, 2005. For all other arrangements, we adopted EITF 04-05 on January 1, 2006. The adoption of EITF 04-05 had no impact on our financial position or results of operations. Upon completion of the merger, we acquired additional interests in certain limited liability companies and limited partnerships such that our ownership interests now exceed 50% and we exercise significant influence. Because our venture partners, which are affiliates, are the managing members or general partners in the limited partnerships or limited liability companies, respectively and no unaffiliated parties have substantive kick-out or participation rights, the venture partners are required to consolidate the investments under the provisions of EITF 04-05 and, therefore, we account for these investments under the equity method of accounting. All material inter-entity transactions have been eliminated.

Impairments

Impairment charges may be recognized on long-lived assets, including but not limited to, real estate, direct financing leases, equity investments in real estate and assets held for sale. Estimates and judgments are used when evaluating whether these assets are impaired. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we perform projections of undiscounted cash flows, and if such cash flows are insufficient, the assets are adjusted (i.e., written down) to their estimated fair value. An analysis of whether a real estate asset has been impaired requires us to make our best estimate of market rents, residual values and holding periods. In our evaluations, we generally obtain market information from outside sources; however, such information requires us to determine whether the information received is appropriate to the circumstances. As our investment objective is to hold properties on a long-term basis, holding periods used in the analyses generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We will consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. Because in most cases, each of our properties is leased to one tenant, we are more likely to incur significant writedowns when circumstances change because of the possibility that a property will be vacated in its entirety and, therefore, it is different from the risks related to leasing and managing multi-tenant properties. Events or changes in circumstances can result in further noncash writedowns and impact the gain or loss ultimately realized upon sale of the assets.

We perform a review of our estimate of residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value, that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue. While an evaluation of potential impairment of real estate subject to operating leases is determined by a change in circumstances, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met. Changes in circumstances include, but are not limited to, vacancy of a property not subject to a lease and termination of a lease. We may also assess properties for impairment because a lessee is experiencing financial difficulty and because management expects that there is a reasonable probability that the lease will be terminated in a bankruptcy proceeding or a property remains vacant for a period that exceeds the period anticipated in a prior impairment evaluation.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and a valuation allowance is established. To the extent that a purchase and sale agreement has been entered into, the allowance is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial valuation for subsequent changes in the fair value less cost to sell and will recognize an additional impairment charge or a gain (not to exceed the cumulative loss previously recognized.) If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost as equity investments in real estate and are subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

We evaluate our marketable securities for impairment as of each reporting period. For the securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 61% of lease revenue during 2007), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Fair Value of Assets and Liabilities

In 2002, we acquired a subordinated interest in a mortgage trust that consists of non-recourse loans on 62 properties that we own or two of our affiliates own. We acquired an additional interest in the mortgage trust in the merger. The fair value of the interests in the trust is determined using a discounted cash flow model with assumptions of market rates and the credit quality of the underlying lessees. If there are adverse changes in either market rates or the credit quality of the lessees, the model and, therefore, the income recognized from the subordinated interests and the fair value would be adjusted.

We measure derivative instruments, including certain derivative instruments embedded in other contracts, if any, at fair value and record them as an asset or liability, depending on our right or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings (i.e., the forecasted event occurs). For derivatives designated as cash flow hedges, the effective portions of the derivatives are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period. To determine the value of warrants for common stock which are classified as derivatives, various estimates are included in the options pricing model used to determine the value of a warrant.

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the United States and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $80, with an offsetting decrease to retained earnings.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for our 2008 fiscal year, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SFAS 159

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is currently effective for our 2008 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SOP 07-1

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide "Investment Companies" must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company's consolidated financial statements or the financial statements of an equity method investor. In February 2008, FSP SOP 07-1-1 was issued to delay indefinitely the effective date of SOP 07-1 and prohibit adoption of SOP 07-1 for an entity that has not early adopted SOP 07-1 before issuance of the final FSP. We are currently assessing the potential impact the adoption of this statement will have on our financial position and results of operations.

FIN 46R-7

In May 2007, the FASB issued Staff Position No. FIN 46R-7, "Application of FASB Interpretation No. 46R to Investment Companies" ("FIN 46R-7"). FIN 46R-7 makes permanent the temporary deferral of the application of the provisions of FIN 46R to unregistered investment companies, and extends the scope exception from applying FIN 46R to include registered investment companies. FIN 46R-7 is effective upon adoption of SOP 07-1. We are currently assessing the potential impact that the adoption of FIN 46R-7 will have on our financial position and results of operations.

SFAS 141R

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. SFAS 141R is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

SFAS 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

(In thousands)

Market Risks

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks in pursuing our business plan are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries, including automotive related industries (see Current Developments and Trends).

We do not generally use derivative financial instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. We account for our derivative instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133").

Interest Rate Risk

The value of our real estate and related fixed rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders which effectively convert the variable rate debt service obligations of the loan to a fixed rate. These interest rate swaps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Our objective in using derivatives is to limit our exposure to interest rate movements.

In connection with a German transaction in 2007 (Note 7), two ventures in which we have a total effective ownership interest of 32% obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. These derivates generated a total unrealized gain (not our proportionate share) of $2,741 during 2007. It is possible that the amount of unrealized gains or losses generated from these derivatives may fluctuate significantly during their terms.

We hold a participation in Carey Commercial Mortgage Trust ("CCMT"), a mortgage pool consisting of $172,335 of mortgage debt collateralized by properties and lease assignments on properties owned by us and two affiliates. With our affiliates, we also purchased subordinated interests of $24,129 in which we own a 25% interest, and we acquired an additional 30% interest in the subordinated interests from CPA®:12 in connection with the merger. The subordinated interests are payable only after all other classes of ownership receive their stated interest and related principal payments. The subordinated interests, therefore, could be affected by any defaults or nonpayment by lessees. As of December 31, 2007, there have been no defaults. We account for the CCMT as a marketable security which we expect to hold on a long-term basis. The value of the CCMT is subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. At December 31, 2007, our total interest in CCMT had a fair value of $13,899.

At December 31, 2007, significantly all of our long-term debt either bears interest at fixed rates or is currently at a fixed rate but has interest rate reset features which will change the interest rates to variable rates at some point in the term. The fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed rate debt at December 31, 2007 ranged from 5.2% to 9.4%. The annual interest rates on our variable rate debt at December 31, 2007 ranged from 5.2% to 7.2%. Our debt obligations are more fully described in Financial Condition above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations.

	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
Fixed rate debt	$30,299	$62,357	$76,493	$269,243	$155,680	$130,694	$724,766	$727,519
Variable rate debt	$ 4,943	$ 5,171	$ 5,496	$ 5,751	$ 15,707	$ 85,753	$122,821	$130,271

A change in interest rates of 1% would increase or decrease the combined fair value of our fixed rate debt by an aggregate of $20,809. Annual interest expense on our variable rate debt that does not currently bear interest at fixed rates would increase or decrease by $182 for each 1% change in annual interest rates. As more fully described in Summary of Financing above, a significant portion of the debt classified as variable rate currently bears interest at fixed rates but has interest rate reset features that will change the interest rates to variable rates at some point in the term. Such debt is generally not subject to short-term fluctuations in interest rates.

Foreign Currency Exchange Rate Risk

We own investments in the European Union and as a result are subject to risk from the effects of exchange rate movements of foreign currencies, primarily the Euro and the British pound sterling, which may affect future costs and cash flows. We manage foreign exchange movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the local currency. For these currencies we are a net receiver of the foreign currency (we receive more cash than we pay out) and therefore our foreign investments benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. We recognized net realized foreign currency translation gains of $2,018 and net unrealized foreign currency translation losses of $289 for the year ended December 31, 2007. Such gains are included in the consolidated financial statements and are primarily due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent mitigate the risk from changes in foreign currency rates. For the year ended December 31, 2007, Carrefour France SAS, which leases properties in France, contributed 11% of lease revenues. The leverage on the non-recourse financing of the Carrefour investment is higher than the average leverage on our domestic real estate investments.

During each of the next five years following December 31, 2007 and thereafter, scheduled future minimum rents, exclusive of renewals, under non-cancelable leases resulting from our foreign operations are as follows:

Lease Revenues (a)	2008	2009	2010	2011	2012	Thereafter	Total
Euro	$26,243	$26,243	$26,243	$12,927	$7,568	$7,568	$106,792
British pound sterling	1,383	1,383	1,445	1,511	1,511	1,579	8,812
	$27,626	$27,626	$27,688	$14,438	$9,079	$9,147	$115,604

Scheduled debt service payments (principal and interest) for the mortgage notes payable during each of the next five years and thereafter from our foreign operations are as follows:

Debt Service (a)(b)	2008	2009	2010	2011	2012	Thereafter	Total
Euro	$15,485	$15,998	$16,313	$21,570	$15,271	$164,741	$249,378
British pound sterling	571	572	572	574	577	9,133	11,999
	$16,056	$ 16,570	$16,885	$ 22,144	$15,848	$173,874	$261,377

(a) Based on the applicable December 31, 2007 exchange rate. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Interest on variable rate debt obligations was calculated using the applicable variable interest rate as of December 31, 2007.

As a result of statutory lease durations in France and two balloon payments due in 2011 totaling $10,177, projected debt service obligations exceed projected lease revenues in the years 2011 and thereafter. We currently expect the impact from future lease renewals, including any renewals on our properties in France, will be sufficient to cover our debt service obligations in those years.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 14 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 14 Incorporated and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 27, 2008

Consolidated Balance Sheets

(in thousands, except share amounts)

	December 31, 2007	2006
Assets		
Real estate, net	**$1,139,131**	$1,154,336
Net investment in direct financing leases	**128,058**	137,147
Equity investments in real estate	**166,125**	200,332
Cash and cash equivalents	**122,503**	18,991
Intangible assets, net	**79,353**	92,447
Other assets, net	**79,978**	72,070
Total assets	**$1,715,148**	$1,675,323
Liabilities and Shareholders' Equity		
Liabilities:		
Non-recourse debt	**$ 847,587**	$ 785,815
Credit facility	**—**	25,000
Accounts payable, accrued expenses and other liabilities	**15,515**	13,921
Prepaid and deferred rental income and security deposits	**27,898**	30,924
Due to affiliates	**26,039**	25,231
Distributions payable	**17,116**	17,327
Total liabilities	**934,155**	898,218
Minority interest in consolidated entities	**18,033**	19,465
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Common stock, $0.001 par value; 120,000,000 shares authorized; 92,112,004 and 90,514,607 shares issued and outstanding, respectively	**92**	90
Additional paid-in capital	**894,773**	874,370
Distributions in excess of accumulated earnings	**(103,207)**	(99,405)
Accumulated other comprehensive income	**18,074**	11,801
	809,732	786,856
Less, treasury stock at cost, 4,293,933 and 2,861,902 shares, respectively	**(46,772)**	(29,216)
Total shareholders' equity	**762,960**	757,640
Total liabilities and shareholders' equity	**$1,715,148**	$1,675,323

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except share and per share amounts)

	Years ended December 31, 2007	2006	2005
Revenues			
Rental income	**$143,690**	$116,770	$113,391
Interest income from direct financing leases	**16,472**	14,353	14,112
Other operating income	**5,436**	3,875	4,407
	165,598	134,998	131,910
Operating Expenses			
Depreciation and amortization	**(32,332)**	(27,727)	(23,105)
Property expense	**(30,508)**	(22,904)	(24,471)
General and administrative	**(7,999)**	(6,712)	(5,959)
Impairment charges	**(1,652)**	—	—
	(72,491)	(57,343)	(53,535)
Other Income and Expenses			
Income from equity investments in real estate	**17,089**	27,410	15,798
Other interest income	**3,961**	3,104	2,232
Minority interest in income	**(1,564)**	(1,956)	(2,153)
Gain on exchange or sale of real estate, net	**9,509**	—	269
Gain on foreign currency transactions, derivative instruments and other, net	**1,482**	3,274	4,825
Interest expense	**(64,692)**	(51,366)	(52,609)
	(34,215)	(19,534)	(31,638)
Income from continuing operations before income taxes	**58,892**	58,121	46,737
Provision for income taxes	**(1,949)**	(44)	(412)
Income from continuing operations	**56,943**	58,077	46,325
Discontinued Operations			
(Loss) income from operations of discontinued properties	**(333)**	(1,641)	728
Gain on sale of real estate, net	**7,780**	13,182	196
Income from discontinued operations	**7,447**	11,541	924
Net Income	**$ 64,390**	$ 69,618	$ 47,249
Earnings Per Share			
Income from continuing operations	**$ 0.65**	$ 0.83	$ 0.68
Income from discontinued operations	**0.08**	0.16	0.01
Net income	**$ 0.73**	$ 0.99	$ 0.69
Weighted Average Shares Outstanding	**87,860,052**	70,421,426	68,208,208
Distributions Declared Per Share [(a)]	**$ 0.7766**	$ 0.7711	$ 0.7646

(a) Excludes special distribution totaling $0.49 declared in 2006 (Note 14).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands)

	Years ended December 31		
	2007	2006	2005
Net Income	**$64,390**	$69,618	$47,249
Other Comprehensive Income			
Foreign currency translation adjustment	**5,888**	4,269	(5,745)
Change in unrealized gain (loss) on marketable securities	**385**	452	(796)
	6,273	4,721	(6,541)
Other Comprehensive Income	**$70,663**	$74,339	$40,708

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2007, 2006 and 2005

(in thousands, except share and per share amounts)

	Shares	Common Stock	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at January 1, 2005	67,790,533	$69	$620,366	$ (76,301)	$13,621	$(11,057)	$546,698
Shares issued $.001 par, at $12.10 per share, net of offering costs	587,264		6,697				6,697
Shares, $.001 par, issued to the advisor at $12.10 per share	739,423	1	8,946				8,947
Distributions declared				(52,114)			(52,114)
Net income				47,249			47,249
Change in other comprehensive income					(6,541)		(6,541)
Repurchase of shares	(837,094)					(8,972)	(8,972)
Balance at December 31, 2005	68,280,126	70	636,009	(81,166)	7,080	(20,029)	541,964
Shares issued $.001 par, at $11.85 - $12.40 per share, net of offering costs $12.40 per share, net of offering costs	1,023,137	1	10,768				10,769
Shares issued in connection with th CPA®:12 merger, $.001 par, at $11.85 per share	18,470,351	18	218,856				218,874
Shares, $.001 par, issued to the advisor at $12.40 per share	712,409	1	8,737				8,738
Distributions declared				(87,857)			(87,857)
Net income				69,618			69,618
Change in other comprehensive income					4,721		4,721
Repurchase of shares	(833,318)					(9,187)	(9,187)
Balance at December 31, 2006	87,652,705	90	874,370	(99,405)	11,801	(29,216)	757,640
Cumulative effect adjustment from adoption of FIN 48 (Note 15)				(80)			(80)
Balance at January 1, 2007	87,652,705	90	874,370	(99,485)	11,801	(29,216)	757,560
Shares issued $.001 par, at $13.20 per share, net of offering costs	745,265	1	9,156				9,157
Shares, $.001 par, issued to the advisor at $13.20 per share	852,132	1	11,247				11,248
Distributions declared				(68,112)			(68,112)
Net income				64,390			64,390
Change in other comprehensive income					6,273		6,273
Repurchase of shares	(1,432,031)					(17,556)	(17,556)
Balance at December 31, 2007	87,818,071	$92	$894,773	$(103,207)	$18,074	$(46,772)	$762,960

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31, 2007	2006	2005
Cash Flows — Operating Activities			
Net income	**$ 64,390**	$ 69,618	$47,249
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, including intangible assets and deferred financing costs	**38,831**	29,366	24,597
Straight-line rent adjustments	**(2,289)**	(2,344)	(3,173)
(Income) loss from equity investments in real estate in excess of distributions received	**598**	8,989	30
Minority interest in income	**1,564**	1,956	2,153
Issuance of shares to affiliate in satisfaction of fees due	**11,346**	8,741	8,947
(Decrease) increase in prepaid and deferred rental income and security deposits	**(3,422)**	1,973	(2,232)
Impairment charges on real estate	**1,652**	—	—
Realized gain on foreign currency transactions, net	**(2,018)**	(417)	(334)
Unrealized loss (gain) on foreign currency transactions, net	**289**	(513)	780
Realized (gain) loss on sale of securities	**(1,648)**	158	(2,192)
Reversal of unrealized gain (loss) on warrants and derivatives	**2,207**	(229)	7
Unrealized gain on warrants and derivatives, net	**(312)**	(2,273)	(3,086)
Gain from sale or exchange of real estate	**(17,289)**	(13,182)	(465)
Settlement proceeds received in the form of marketable securities	**—**	—	(223)
Change in other operating assets and liabilities, net	**(4,170)**	389	(1,163)
Net cash provided by operating activities	**89,729**	102,232	70,895
Cash Flows — Investing Activities			
Equity distributions received in excess of equity income in real estate	**57,150**	81,788	1,837
Acquisitions of real estate and equity investments in real estate and other capitalized costs [a]	**(32,664)**	(1,085)	(3,279)
Proceeds from sale of real estate	**49,220**	37,628	5,808
Exercise of common stock warrants	**(999)**	—	—
Proceeds from sale of securities	**3,160**	2,986	9,432
Cash payments to shareholders of acquired company	**—**	(102,176)	—
Cash overdraft assumed in acquisition of CPA®:12's business operations [b]	**—**	(3,950)	—
Capital contributions to equity investments in real estate	**—**	(45,481)	—
Funds placed in restricted account for future investment	**—**	(21,741)	—
Funds released from restricted account	**617**	21,741	—
Payment of deferred acquisition fees to an affiliate	**(4,369)**	(3,514)	(3,420)
Net cash provided by (used in) investing activities	**72,115**	(33,804)	10,378

Consolidated Statements of Cash Flows (Continued)

(in thousands)

	Years ended December 31, 2007	2006	2005
Cash Flows — Financing Activities			
Distributions paid	**(68,323)**	(83,633)	(51,905)
Distributions paid to minority interest partner	**(2,996)**	(3,869)	(3,579)
Proceeds from mortgages and credit facility	**171,657**	40,000	—
Prepayment of mortgage principal and credit facility	**(134,074)**	(27,167)	(8,512)
Scheduled payments of mortgage principal	**(16,552)**	(12,580)	(12,433)
Proceeds from loan from affiliate	—	24,000	—
Prepayment of loan from affiliate	—	(24,000)	—
Deferred financing costs and mortgage deposits	**(768)**	(1,731)	—
Proceeds from stock issuance, net of costs	**9,059**	10,766	6,697
Purchase of treasury stock	**(17,556)**	(9,187)	(8,972)
Net cash used in financing activities	**(59,553)**	(87,401)	(78,704)
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**1,221**	93	(1,093)
Net increase (decrease) in cash and cash equivalents	**103,512**	(18,880)	1,476
Cash and cash equivalents, beginning of year	**18,991**	37,871	36,395
Cash and cash equivalents, end of year	**$ 122,503**	$ 18,991	$ 37,871

Consolidated Statements of Cash Flows (Continued)

(in thousands)

Non-cash investing and financing activities

(a) Included in the cost basis of real estate and equity investments acquired in 2007 are deferred acquisition fees payable to W. P. Carey & Co., LLC of $3,041. No such fees were incurred in 2006 or 2005.

(b) The merger with Corporate Property Associates 12 Incorporated ("CPA®:12"), an affiliate, as described in Note 3, consisted of the acquisition and assumption of certain assets and liabilities, respectively, at fair value in exchange for the issuance of shares, a cash payment to CPA®:12 shareholders who elected to redeem their shares and certain costs, as follows:

Real estate accounted for under the operating method	$ 214,858
Net investment in direct financing leases	19,799
Intangible assets	93,019
Equity investments	111,977
Investment in mortgage loan securitization	7,346
Other assets	4,415
Non-recourse debt (cost $110,041)	(116,082)
Redemption of CPA®:12 shareholders	(102,176)
Other liabilities [1]	(13,966)
Elimination of minority interest	3,634
Issuance of common stock	(218,874)
Cash overdraft assumed in acquisition of CPA®:12's business operations	$ (3,950)

(1) Includes deferred fees of $2,734 payable to the advisor (Note 4).

As part of the merger, we issued 18,470,351 shares of our common stock to CPA®:12 shareholders in exchange for 21,249,828 shares of common stock of CPA®:12.

Supplemental cash flow information

Interest paid was $60,805, $49,185 and $52,019 in 2007, 2006 and 2005, respectively. No interest was capitalized in 2007, 2006 or 2005.

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

(in thousands, except share and per share amounts)

1
Business and Organization

Corporate Property Associates 14 Incorporated is a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate on a triple net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, tenant defaults and sales of properties. As of December 31, 2007, our portfolio consisted of 318 properties leased to 92 tenants and totaled approximately 30 million square feet (on a pro rata basis), with a 99% occupancy rate. We are managed by W. P. Carey & Co. LLC and its subsidiaries (the "advisor").

We were formed as a Maryland corporation in June 1997. Between November 1997 and November 2001, we sold a total of 65,794,280 shares of common stock for a total of $657,943 in gross offering proceeds. These proceeds have been combined with non-recourse mortgage financing to purchase our real estate portfolio. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements relating to the nature of our income, the level of our distributions and other factors.

On December 1, 2006, we completed a merger (the "merger") with Corporate Property Associates 12 Incorporated ("CPA®:12"), an affiliate, for a total purchase price of $540,500. Refer to Note 3 for details of the merger.

2
Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include all of our accounts and our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we do not control, but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting. Upon completion of the merger as described in Note 3, we acquired additional interests in certain limited liability companies and limited partnerships such that our ownership interests now exceed 50% and we exercise significant influence. Because our venture partners, which are affiliates, are the managing members or general partners in the limited liability companies or limited partnerships and no unaffiliated parties have substantive kick-out or participation rights, the venture partners are required to consolidate the investments under the provisions of EITF 04-05 and, therefore, we account for these investments under the equity method of accounting.

We have interests in six ventures that are consolidated and have minority interests that have finite lives and were considered mandatorily redeemable non-controlling interests prior to the issuance of FSP 150-3. As a result of the deferral provisions of FSP 150-3, these minority interests have not been reflected as liabilities. The carrying value of these minority interests at December 31, 2007 and 2006 is $12,131 and $12,222, respectively. The fair value of these minority interests at December 31, 2007 and 2006 is $28,298 and $27,492, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior period amounts have been reclassified to conform to the current period's financial statement presentation. The consolidated financial statements included in our Form 10-K have been retrospectively adjusted to reflect the disposition of certain properties as discontinued operations for all periods presented (Note 16).

Out-of-Period Adjustments

During the first quarter of 2007, we identified errors in our consolidated financial statements for the years ended December 31, 2003 — 2006. These errors related to accounting for foreign income taxes (aggregating $403 over the period from 2003 — 2006) and valuation of stock warrants (aggregating $981 in the fourth quarter of 2006) that are accounted for as derivative instruments pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133") because of net cash settlement features. In addition, during the third quarter of 2007, we determined that a longer schedule of depreciation and amortization of assets in certain of our equity method investment holdings should appropriately be applied to reflect the lives of the underlying assets rather than the expected holding period of these investments. This effectively understated our income from equity investments in real estate by $230 in 2006.

We concluded that these adjustments are not material to any prior periods' consolidated financial statements. We also concluded that the cumulative adjustment is not material to the year ended December 31, 2007. As such, the cumulative effect was recorded in the consolidated statements of income as out-of-period adjustments in the periods the issues were identified. The effect of these adjustments was to decrease income from continuing operations before income taxes by $751, increase the provision for income taxes by $403 and decrease net income by $1,154 for the year ended December 31, 2007, respectively.

Purchase Price Allocation

In connection with our acquisition of properties, including properties acquired in the merger, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. The below-market value of leases is also recorded at the relative fair values and is included in prepaid and deferred rental income and security deposits in the consolidated financial statements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease value is amortized as a reduction of rental income over the remaining non-cancelable term of each lease. The capitalized below-market lease value is amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics that are considered in allocating these values include the nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant, the tenant's credit quality and the expectation of lease renewals among other factors. Third party appraisals or management's estimates are used to determine these values.

Factors considered in the analysis include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management's assessment of specific market conditions. Management also considers estimated costs to execute leases, including commissions and legal costs, to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Intangibles for in-place leases are amortized to expense over the remaining initial lease term while intangibles for tenant relationships are amortized to expense over the remaining initial lease term and any expected renewal terms. No amortization period for any intangible asset will exceed the remaining depreciable life of the building. In the event that a lease is terminated, the unamortized portion of each intangible is charged to expense. The purchase price allocation in connection with the merger is described in Note 3.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. Interest is capitalized by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period.

Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2007 and 2006, our cash and cash equivalents were held in the custody of several financial institutions, including international institutions, and these balances, at times, exceed federally insurable limits. We mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest in collateralized mortgage obligations (Note 9) and common stock in publicly-traded companies, are classified as available for sale securities and reported at fair value, with our interest in unrealized gains and losses on these securities reported as a component of other comprehensive income until realized.

Other Assets

Included in other assets are escrow balances and tenant security deposits held by lenders, restricted cash balances, accrued rents and interest receivable, marketable equity securities, common stock warrants and derivatives, deferred charges and deferred rental income. Deferred charges are costs incurred in connection with mortgage financings and refinancings and are amortized over the terms of the mortgages using the effective interest rate method and included in interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents, which vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees are payable for services provided to us by the advisor, an affiliate, relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in annual installments totaling 2% of the purchase price of the properties over no less than eight years following the first anniversary of the date a property was purchased. Payment of such fees is subject to the performance criterion (Note 4).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

Real estate is leased to others on a net lease basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. Significant renovations that increase the useful life of the properties are capitalized. For the year ended December 31, 2007, lessees were responsible for the direct payment of real estate taxes of approximately $18,562.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 11). Substantially all of our leases provide for either scheduled rent increases, periodic rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or percentage rents. CPI increases are contingent on future events and are therefore not included in straight-line rent calculations. Rents from percentage rents are recognized as reported by the lessees, that is, after the level of sales requiring a rental payment to us is reached.

The leases are accounted for as operating or direct financing leases. Such methods are described below:

Operating leases — Real estate is recorded at cost less accumulated depreciation; future minimum rental revenue is recognized on a straightline basis over the term of the related leases and expenses (including depreciation) are charged to operations as incurred (Note 5).

Direct financing method — Leases accounted for under the direct financing method are recorded at their net investment (Note 6). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 61% of lease revenues during 2007), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on its knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Depreciation

Depreciation of building and related improvements is computed using the straight-line method over the estimated useful lives of the properties — generally ranging from 7 to 40 years. Depreciation of tenant improvements is computed using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

When events or changes in circumstances indicate that the carrying amount may not be recoverable, we assess the recoverability of our long-lived assets and certain intangible assets based on projections of undiscounted cash flows, without interest charges, over the life of such assets. In the event that such cash flows are insufficient, the assets are adjusted to their estimated fair value. We perform a review of our estimate of residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in our current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and the carrying value of the property is reduced. To the extent that a purchase and sale agreement has been entered into, the impairment charge is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost as equity investments in real estate, and are subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent an other than temporary impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

We evaluate our marketable securities for impairment as of each reporting period. For the securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Foreign Currency Translation

We consolidate our real estate investments in the Netherlands, Finland, France and the United Kingdom. The functional currencies for these investments are the Euro and British pound sterling. The translation from these local currencies to the U.S. dollar is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholders' equity. As of December 31, 2007 and 2006, the cumulative foreign currency translation adjustment gain was $16,918 and $11,030, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is a foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements will not be included in determining net income but will be accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income as part of shareholder's equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt. We acquired our first international equity investment in real estate in 2007 (Note 7).

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income. We recognized unrealized (losses) gains of $(289), $513 and $(780) from such transactions in the years ended December 31, 2007, 2006 and 2005, respectively. In the years ended December 31, 2007, 2006 and 2005, we recognized realized gains of $2,018, $417 and $334, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We account for our derivative instruments in accordance with FASB No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). Derivative instruments include interest rate swaps, embedded credit derivatives and common stock warrants.

From time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders which effectively convert the variable rate debt service obligations of the loan to a fixed rate. Our objective in using derivatives is to limit our exposure to interest rate movements. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Interest rate swaps may be designated as cash flow hedges, with changes in fair value included as a component of other comprehensive income in shareholders' equity, or as fair value hedges, with changes in fair value reflected in earnings. Changes in the fair value of an interest swap instrument characterized as a fair value hedge are included in the determination of net income for the years ended December 31, 2006 and 2005. This agreement was terminated in 2006 and neither we nor our joint ventures had any interest rate swap agreements during the year ended December 31, 2007.

In connection with a German transaction in April 2007 (Note 7), two ventures in which we have a total effective ownership interest of 32%, and which we account for under the equity method of accounting, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives are included in other assets in the venture's financial statements and changes in their fair value are recognized by the venture in earnings.

Certain stock warrants which were granted to us by lessees in connection with structuring the initial lease transactions are defined as derivative instruments because such stock warrants are readily convertible to cash or provide for net settlement upon conversion. Pursuant to SFAS 133, changes in the fair value of such derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. We also hold stock warrants that were not defined as derivative instruments and have been recorded at nominal values. Stock warrants are included in other assets in the consolidated financial statements.

Assets Held for Sale

Assets held for sale are accounted for at the lower of carrying value or fair value less costs to dispose. Assets are classified as held for sale when we have committed to a plan to actively market a property for sale and expect that a sale will be completed within one year. The results of operations and the related gain or loss on sale of properties classified as held for sale are included in discontinued operations (Note 16).

We recognize gains and losses on the sale of properties when among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price less any closing costs and the carrying value of the property.

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax.

We conduct business in the various states and municipalities within the United States and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. The tax provision for the first quarter of 2007 included $403 in expenses that related to the years ended December 31, 2003 — 2006 which had not previously been accrued (see Out-of-Period Adjustments above).

We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $80, with an offsetting decrease to retained earnings.

Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for our 2008 fiscal year, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SFAS 159

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally,

SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is currently effective for our 2008 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SOP 07-1

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide "Investment Companies" must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company's consolidated financial statements or the financial statements of an equity method investor. In February 2008, FSP SOP 07-1-1 was issued to delay indefinitely the effective date of SOP 07-1 and prohibit adoption of SOP 07-1 for an entity that has not early adopted SOP 07-1 before issuance of the final FSP. We are currently assessing the potential impact the adoption of this statement will have on our financial position and results of operations.

FIN 46R-7

In May 2007, the FASB issued Staff Position No. FIN 46R-7, "Application of FASB Interpretation No. 46R to Investment Companies" ("FIN 46R-7"). FIN 46R-7 makes permanent the temporary deferral of the application of the provisions of FIN 46R to unregistered investment companies, and extends the scope exception from applying FIN 46R to include registered investment companies. FIN 46R-7 is effective upon adoption of SOP 07-1. We are currently assessing the potential impact that the adoption of FIN 46R-7 will have on our financial position and results of operations.

SFAS 141R

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. SFAS 141R is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

SFAS 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

3

Business Combination with Corporate Property Associates 12 Incorporated

On December 1, 2006, we completed a merger with CPA®:12 pursuant to a merger agreement dated June 29, 2006. The merger provided a liquidity option for CPA®:12 shareholders and provided us with the opportunity to continue to grow and enhance our investment portfolio. Under the terms of the merger, which was approved by the shareholders of both companies at special meetings of the shareholders of each company held on November 30, 2006, we acquired CPA®:12's business on December 1, 2006 and are the surviving company. The total purchase price for CPA®:12 was $540,500, which was comprised of 18,470,351 shares of our common stock ($218,874 based on a value of $11.85 per share), $102,176 in consideration for CPA®:12 shareholders who redeemed their interests (9,920,039 shares of CPA®:12), $215,369 in fair value of debt and other liabilities assumed (including our pro rata share of fair value of debt assumed on investments accounted for under the equity method) and transaction costs of $4,081. Prior to the merger, CPA®:12 sold certain of its properties or interests in properties to third parties and to the advisor which had remaining lease terms of eight years or less and therefore did not meet our investment objectives. As a result of these sales and prior to the merger, CPA®:12 paid a special distribution to its shareholders of $99,432 in addition to a distribution of $4,273 from its operations for the period from October 1, 2006 through November 30, 2006. We also owned a 50% interest in one of these properties, which was sold to a third party in October 2006, and as a result of the sale, we made a special cash distribution of $0.04 per share to our shareholders at the close of the merger.

Under the terms of the merger agreement, CPA®:12's shareholders had the right to elect to receive either $10.30 per share in cash or 0.8692 shares of CPA®:14 for each share of CPA®:12 owned as of October 20, 2006. The value of properties acquired and the exchange rates were based in large part on a third party valuation of the properties belonging to CPA®:12 as of December 31, 2005 and were subsequently adjusted to reflect the restructuring of a lease with Starmark Holdings LLC (Note 6) but did not take into account any additional changes in value that may have occurred subsequent to December 31, 2005.

We accounted for the merger under the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based upon their fair values. The assets acquired primarily consisted of commercial real estate assets net leased to single tenants, lease-related intangible assets, cash, a subordinated interest in a mortgage loan securitization, receivables and deposits. The liabilities assumed primarily consisted of non-recourse debt, accrued interest, accounts payable, security deposits and amounts due to former CPA®:12 shareholders. The amounts due to former CPA®:12 shareholders were paid on December 1, 2006. In addition, the advisor owned 2,134,140 shares of CPA®:12 as of December 1, 2006 and elected to receive $9,861 in cash and 1,022,800 shares of our stock on consummation of the merger.

In connection with the merger, we entered into a $150,000 credit facility with Wells Fargo Bank which we reduced to $100,000 in April 2007 (Note 12). Additionally, the advisor agreed to make available to us a loan of up to $50,000 to be funded using the advisor's existing credit line. In connection with the consummation of the merger on December 1, 2006, we borrowed $24,000 from the advisor at an annual interest rate of 8.3% to facilitate the merger closing. We repaid the loan with interest on December 5, 2006 with proceeds from the credit facility.

On completion of the merger, CPA®:12 paid the advisor termination and disposition compensation totaling $49,798. The advisor has waived any acquisition fees payable after the merger by us under our advisory agreement with the advisor in respect of the properties being acquired in the merger, and has also waived any disposition fees that may subsequently be payable by us to the advisor upon a sale of such assets. As described in Note 4, we assumed deferred acquisition fees incurred by CPA®:12.

4

Agreements and Transactions with Related Parties

Pursuant to an advisory agreement between the advisor and us, the advisor performs certain services for us including the identification, evaluation, negotiation, financing, purchase and disposition of investments, our day-to-day management and the performance of certain administrative duties. The advisory agreement between the advisor and us provides that the advisor receive asset management and performance fees, each of which are 1/2 of 1% per annum of average invested assets computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative rate of cash flow from operations of 7% per annum. The asset management and performance fees are payable in cash or restricted stock at the option of the advisor. For 2007 and 2006, the advisor elected to receive its performance fees in restricted shares of our common stock. As of December 31, 2007, the advisor owned 5,800,172 shares (6.6%) of our common stock. We incurred base asset management fees of $12,005, $8,743 and $9,055 in 2007, 2006 and 2005, respectively, and performance fees in like amounts, both of which are included in property expenses in the consolidated financial statements.

Fees are payable to the advisor in connection with structuring and negotiating acquisitions and related mortgage financing on our behalf. A portion of the fees is deferred and is payable in equal annual installments each January over no less than eight years beginning in January of the year following that in which a property was purchased, and bears interest at an annual rate of 6%. Current and deferred acquisition fees were $3,801 and $3,041, respectively, for investments that were acquired during 2007. No such fees were incurred during 2006 or 2005. In connection with the refinancing of mortgage obligations on existing properties, we incurred and paid fees of $270 during 2006. No such mortgage refinancing fees were incurred in 2005 or 2007. In connection with the merger, we assumed deferred fees incurred by CPA®:12 totaling $2,734 that bear interest at an annual rate of 7% and have scheduled installment payments through 2013. Unpaid installments totaled $14,315 and $15,644 as of December 31, 2007 and 2006, respectively, and are included in due to affiliates in the consolidated financial statements. Annual installments of $4,369, $3,514 and $3,420 in deferred fees were paid in cash to the advisor in January 2007, 2006 and 2005, respectively.

In connection with the advisor's management of our day-to-day operations, we also reimburse the advisor for the allocated cost of personnel needed to provide administrative services necessary to our operations. We incurred personnel reimbursements of $3,511, $2,728 and $2,789 in 2007, 2006 and 2005, respectively, which are included in general and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceed the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If the independent directors find that such excess expenses were justified based on any unusual and nonrecurring factors which they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that such reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

The advisor will be entitled to receive subordinated disposition fees based upon the cumulative proceeds arising from the sale of our assets since our inception, subject to certain conditions and excluding proceeds from the sale of investments acquired in the merger (Note 3). Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after the shareholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since our inception. The advisor's interest in such disposition fees amounts to $4,870 and $3,507 as of December 31, 2007 and 2006, respectively. Payment of such amount, however, cannot be made until the subordination provisions are met. We have concluded that payment of such disposition fees is probable and all fees from completed property sales have been accrued. Subordinated disposition fees are included in the determination of realized gain or loss on the sale of properties. The obligation for disposition fees is included in due to affiliates in the consolidated financial statements.

We own interests in entities which range from 12% to 90%, with the remaining interests generally held by affiliates. We consolidate certain of these investments (Note 2) and account for the remainder under the equity method of accounting (Note 7).

We are a participant in an entity with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of an agreement, rental, occupancy and leasehold improvement costs are allocated among the participants in the entity based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $736, $756 and $770 in 2007, 2006 and 2005, respectively. Based on current gross revenues, our current share of future annual minimum lease payments is $513 through 2016.

In 2006, in connection with the merger, we borrowed $24,000 from our advisor to facilitate the merger closing. Proceeds from our credit facility were used to repay the borrowing. We incurred interest expense of $22 in connection with this borrowing.

5
Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows:

	December 31, 2007	2006
Land	**$ 236,546**	$ 237,003
Buildings	**1,064,959**	1,054,595
Less: Accumulated depreciation	**(162,374)**	(137,262)
	$1,139,131	$1,154,336

In June 2006, we entered into an agreement with a developer to demolish an existing warehouse facility and redevelop the existing land as part of the construction of a new retail shopping center. In connection with demolishing the property, we recognized a charge to depreciation expense of $3,730 to fully depreciate the property in June 2006. We defeased the outstanding non-recourse mortgage obligation of $3,859 upon entering into this transaction. Construction of the center was funded entirely by the developer and was completed in November 2007, at which time we exchanged our redeveloped land for cash proceeds of $960 and a condominium interest in the newly constructed retail facility with a tenant in place. In connection with this transaction, we recognized a gain on the exchange of $8,453.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage rents and future CPI-based increases, under non-cancelable operating leases are approximately as follows:

Year ended December 31,	
2008	$148,339
2009	147,942
2010	146,198
2011	132,348
2012	127,344
Thereafter through 2024	902,801

There was no percentage rent revenue in 2007, 2006 or 2005.

6
Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows:

	December 31, 2007	2006
Minimum lease payments receivable	**$ 219,468**	$ 251,477
Unguaranteed residual value	**123,675**	133,081
	343,143	384,558
Less: unearned income	**(215,085)**	(247,411)
	$ 128,058	$ 137,147

Collins & Aikman Corporation leases six properties from us under a master lease which is characterized as a direct financing lease. In connection with its emergence from bankruptcy protection in October 2007, Collins & Aikman affirmed the master lease for four of these properties and agreed to repurchase the remaining two properties from us. We completed the sale in December 2007 for $10,699, net of selling costs and recognized a gain on the sale of $1,112, excluding an impairment charge of $345 recognized during the second quarter of 2007. In connection with this transaction, we defeased $7,887 of the existing $15,365 non-recourse mortgage on the six properties and incurred defeasance costs totaling $1,246.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage rents and future CPI-based increases, under non-cancelable direct financing leases are approximately as follows:

Year ending December 31,	
2008	$ 14,899
2009	14,899
2010	15,031
2011	15,197
2012	15,197
Thereafter through 2031	144,245

Percentage rent revenue was approximately $129, $102 and $404 in 2007, 2006 and 2005, respectively.

7

Equity Investments in Real Estate

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) limited liability companies and limited partnerships in which our ownership interests are 50% or less and we exercise significant influence, (ii) as tenants-in-common subject to joint control and (iii) in limited liability companies and limited partnerships in which our ownership interests exceed 50% and we exercise significant influence. All of the underlying investments are owned with affiliates that have similar investment objectives to ours.

Upon completion of the merger in December 2006, we acquired interests in several investments in real estate which we account for under the equity method of accounting. We increased our existing ownership interests in several equity investments in real estate to 56% and 67%; however, we continue to account for these properties under the equity method of accounting under the provisions of EITF 04-05, as described in Note 2. We acquired the remaining interests in two existing investments which had previously been accounted for under the equity method of accounting and consolidated these investments from December 1, 2006.

Our ownership interests in our equity investments in real estate and their respective carrying values are presented below:

Lessee	Ownership Interest at December 31, 2007	Carrying Value at December 31, 2007	2006
True Value Company	50%	**$ 32,164**	$ 32,555
Hellweg Die Profi-Baumarkte GmbH & Co. KG [a]	32%	**23,852**	—
Best Buy Co., Inc.	37%	**22,559**	24,318
Advanced Micro Devices, Inc.	67%	**18,533**	20,169
The Upper Deck Company	50%	**13,430**	13,622
U-Haul Moving Partners, Inc. and Mercury Partners, LP	12%	**13,028**	13,484
Compucom Systems, Inc.	67%	**11,788**	12,623
Starmark Holdings LLC, Life Time Fitness, Inc. and Town Sport International Holdings, Inc. [b]	56%	**11,615**	35,011
Del Monte Corporation	50%	**8,832**	9,669
ShopRite Supermarkets, Inc.	45%	**6,824**	6,851
Checkfree Holdings, Inc.	50%	**2,053**	2,532
Sicor, Inc. [c]	50%	**2,005**	19,286
Dick's Sporting Goods, Inc. [d]	45%	**(558)**	10,212
		$166,125	$200,332

(a) In April 2007, we acquired an interest in a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We also acquired an interest in a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Under the terms of the note receivable, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments. Our total effective ownership interest in the ventures is 32%. The total cost of the interests in these ventures, which are owned with affiliates, is $446,387. In connection with these transactions, the ventures obtained combined non-recourse financing of $378,596, having a fixed annual interest rate of 5.5% and a term of 10 years. All amounts are based upon the exchange rate of the Euro at the date of acquisition.

In connection with the acquisition, the property venture agreed to an option agreement which gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price which will equal the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price which will equal the principal amount of the note receivable at the time of purchase.

(b) Together with an affiliate, we own an interest in a venture that owned fifteen properties formerly leased to Starmark Holdings LLC under a master lease agreement. We owned a 41% interest in this venture and acquired an additional 15% interest in the venture in the merger, and account for this investment under the equity method of accounting. Our interest in this investment accounted for $7,318, $(7,786) and $2,835 of income (loss) from equity investments in real estate for the years ended December 31, 2007, 2006 and 2005, respectively. The loss in 2006 reflects the recognition of impairment charges and prepayment penalties and debt defeasance costs as described below.

In June 2006, the advisor entered into a lease restructuring agreement with Starmark under which six properties under the master lease agreement were re-leased to Life Time Fitness, Inc., a new tenant unaffiliated with Starmark. Life Time agreed to provide a total of $20,000 of improvements to these six properties, comprised of a rent abatement to Life Time of $2,322, security deposits and prepaid rent released by Starmark totaling $7,678 and a commitment by Life Time to fund $10,000 of improvements in exchange for the transfer to Life Time of four properties formerly leased to Starmark. The $10,000 commitment by Life Time is secured by letters of credit totaling $10,000. The venture transferred title of these four properties to Life Time and the venture has no continuing involvement in the transferred properties. No gain or loss was recorded on the transfer of the four properties as the venture had previously written down the four transferred properties to their estimated fair values, as described below. Of the $20,000 of improvements, which are for the benefit of the venture and will be retained by the venture upon expiration of the lease, $11,950 has been funded as of December 31, 2007. An additional property was re-leased to Town Sports International Holdings, Inc., a second new tenant unaffiliated with Starmark, on terms similar to the original lease with Starmark. In December 2006, upon entering into new leases for the venture's four remaining properties, the venture terminated the agreement with Starmark and recognized lease termination income of $8,145, comprised of security deposits and prepaid rent from Starmark totaling $7,678 and the release of real estate tax escrows of $467. During the fourth quarter of 2007, the venture sold these four properties for $41,449, net of selling costs and recognized a gain on the sale of $12,253.

In connection with these transactions, we recognized impairment charges on this investment during 2006 totaling $24,978, comprised of a charge of $18,678 to write off intangible assets on properties leased to Starmark and an impairment charge of $6,300 to reduce the carrying value of the four transferred properties to their estimated fair values.

In April 2006, the venture prepaid/defeased the existing debt of $100,857 and incurred prepayment penalties and debt defeasance costs totaling $10,072. In November 2006, the venture obtained new non-recourse mortgage financing of $80,000 on the Life Time properties at a fixed annual interest rate of 5.8% with a 10-year term. In April 2007, the venture obtained new non-recourse mortgage financing of $8,000 on the Town Sports property at a fixed annual interest rate of 5.6% and with a 10-year term.

Our share of the effects of the venture's transactions is reflected as part of income from equity investments in our statements of income in the periods described.

(c) In June 2007, this venture completed the refinancing of an existing $2,483 non-recourse mortgage with new non-recourse financing of $35,350 based on the appraised value of the underlying real estate of the venture and distributed the proceeds to the venture partners.

(d) In January 2007, this venture obtained non-recourse mortgage financing of $23,000 and distributed the proceeds to the venture partners. Although we are not obligated to do so, based on the fair value of the property we are committed to funding any deficits this venture may incur.

Combined summarized financial information (for the entire entities, not our proportionate share) of our equity investees is presented below:

	December 31, 2007	2006
Assets	$1,803,515	$ 913,466
Liabilities	(1,113,645)	(538,085)
Partners' and members' equity	$ 689,870	$ 375,381

	Years ended December 31, 2007	2006[a]	2005
Revenue	$144,038	$105,543	$117,156
Expenses	(80,333)	(70,576)	(69,698)
Gain on sale of real estate [b]	12,253	74,069	—
Impairment charge [c]	—	(24,978)	—
Net income	$ 75,958	$ 84,058	$ 47,458
Our share of net income from equity investments in real estate [d]	$ 17,089	$ 27,410	$ 15,798

(a) Results for equity investees are presented for the period during which we accounted for the investee under the equity method of accounting (that is, for December 1, 2006 through December 31, 2006 for investments acquired during the merger, and for January 1, 2006 through November 30, 2006 for the two investments that we consolidate following our acquisition of the remaining interests in the merger). Results for investments we owned as of January 1, 2006, including those in which we acquired an additional interest in the merger, are presented for the full year.

(b) Gain on sale of real estate in 2007 reflects gain on the sale of certain properties formerly leased to Starmark Holdings as described above.

In June 2006, a venture in which we and an affiliate held 40% and 60% interests, respectively, sold a property in New York for $200,012, net of closing costs, and recognized a gain on the sale of $41,101, net of a $10,253 writeoff of unrecoverable receivables related to future stated rent increases. In connection with the sale, the venture repaid the existing non-recourse mortgage obligation of $81,166 and incurred a charge for prepayment penalties and related costs totaling $2,981.

In October 2006, a venture through which the we and an affiliate held 49.99% and 50.01% interests, respectively, in a property in California sold the property for $56,357 and recognized a gain on this sale of $14,362. The venture also recognized a gain of $18,606 on the sale of additional properties in which we had no ownership interest. In connection with the sale, the venture repaid the outstanding mortgage obligation on this property of $19,680 in October 2006 and incurred a charge on the early extinguishment of debt of $1,788.

(c) Impairment charge in 2006 reflects impairment charges and the writeoff of intangible assets incurred in connection with the Starmark Holdings transaction as described above.

(d) Inclusive of amortization of differences between the fair value of investments acquired in the merger and the carrying value of the ventures' net assets as of the date of the merger.

8

Intangibles

In connection with our acquisition of properties from CPA®:12, we have recorded net lease intangibles of $80,705, which are being amortized over periods ranging from 9 to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to revenue. Below-market rent intangibles are included in prepaid and deferred rental income and security deposits in the consolidated financial statements. Intangibles are summarized as follows:

	December 31,	
	2007	2006
Lease intangibles		
In-place lease	**$33,448**	$35,715
Tenant relationship	**10,224**	10,920
Above-market rent	**42,398**	46,384
Less: accumulated amortization	**(6,717)**	(572)
	$79,353	$92,447
Below-market rent	**$(5,365)**	$(5,365)
Less: accumulated amortization	**149**	11
	$(5,216)	$(5,354)

Net amortization of intangibles, including the effect of foreign currency translation, was $6,159 and $561 for the years ended December 31, 2007 and 2006, respectively. Based on the intangibles recorded as of December 31, 2007, scheduled annual net amortization of intangibles for each of the next five years is expected to be $6,227.

In connection with a lease termination during 2007, we wrote off intangible assets totaling $1,307, comprised of $992 related to in-place lease; $192 related to tenant relationship and $123 related to above-market rent.

9
Interest in Mortgage Loan Securitization

We are accounting for our subordinated interest in the Carey Commercial Mortgage Trust ("CCMT") mortgage securitization as an available-for-sale marketable security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of accumulated other comprehensive income as part of shareholders' equity. In December 2006, we acquired CPA®:12's share of the CCMT at a fair value of $7,346 upon completion of the merger. As of December 31, 2007 and 2006, the fair value of our interest was $13,899 and $13,911, respectively, reflecting an aggregate unrealized gain of $1,955 and $1,623 and cumulative net amortization of $806 and $462 at December 31, 2007 and 2006. The fair value of our interest in CCMT is determined by a third party using a discounted cash flow model with assumptions of market credit spreads and the credit quality of the underlying lessees.

One key variable in determining the fair value of the subordinated interest is current interest rates. As required by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a sensitivity analysis of the current value of our interest based on adverse changes in market interest rates of 1% and 2% is as follows:

	Fair value as of December 31, 2007	1% adverse change	2% adverse change
Fair value of our interest in CCMT	**$13,899**	$13,428	$12,976

The above sensitivity analysis is hypothetical and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

10
Disclosures About Fair Value of Financial Instruments

Our debt had a carrying value of $847,587 and $785,815 and a fair value of $857,790 and $785,103 at December 31, 2007 and 2006, respectively. Our marketable securities, including our interest in Carey Commercial Mortgage Trust, had a cost basis of $12,167 and $12,510 and a fair value of $14,248 and $14,207 at December 31, 2007 and 2006, respectively. The fair value of debt instruments was evaluated using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. The fair value of our other financial assets and liabilities at December 31, 2007 and 2006 approximated their carrying value.

11
Risk Management and Use of Financial Instruments

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties and related loans as well as marketable equity securities we hold due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are also subject to the risks associated with changing exchange rates.

Use of Derivative Financial Instruments

We do not generally use derivative financial instruments to manage foreign currency exchange rate risk exposure and generally do not use derivative instruments to hedge credit/market risks or for speculative purposes. The primary risk related to our use of derivative instruments is the risk that a counterparty to a hedging arrangement could default on its obligation. To mitigate this risk we enter into hedging arrangements with counterparties that are large, credit worthy financial institutions. If we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees.

Interest Rate Swaps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders, which effectively convert the variable rate debt service obligations of the loan to a fixed rate. Our objective in using derivatives is to limit our exposure to interest rate movements. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Interest rate swaps may be designated as cash flow hedges, with changes in fair value included as a component of other comprehensive income in shareholders' equity, or as fair value hedges, with changes in fair value reflected in earnings.

During 2006, we terminated an interest rate swap agreement that was characterized as a fair value hedge at a cost of $147 following the payment of the remaining $8,677 balance of the related variable rate non-recourse mortgage obligation. We reversed a cumulative unrealized loss of $229 upon termination of the swap. Neither we nor our joint ventures have entered into any interest rate swap agreements as of December 31, 2007.

Embedded Credit Derivative

In connection with a German transaction in April 2007 (Note 7), two ventures in which we have a total effective ownership interest of 32% obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives have a total fair value (not our proportionate share) of $5,598 as of December 31, 2007 and generated a total unrealized gain (not our proportionate share) of $2,741 for the year ended December 31, 2007. Changes in the fair value of the embedded credit derivatives are recognized by the venture in earnings.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements in the Euro and British pound sterling. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the local currency but are subject to such movements to the extent of the difference between the rental obligation and the debt service. We also face restrictions with repatriating cash from our foreign investments and may encounter instances where it is difficult or costly to bring cash back into our U.S. operations.

Stock Warrants

We own stock warrants that were granted to us by lessees in connection with structuring the initial lease transactions or were acquired through the merger. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. As of December 31, 2007 and 2006, warrants issued to us having an aggregate fair value of $2,564 and $4,338, respectively, are included in other assets.

Included in gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements are unrealized (losses) gains on common stock warrants of $(1,895), $2,273 and $2,653 for the years ended December 31, 2007, 2006 and 2005, respectively. The unrealized losses for 2007 primarily represent the reversal of unrealized gains recognized in 2006, including an out-of-period adjustment of $981 (Note 2). We reversed these unrealized gains in connection with a tenant's merger transaction during 2007, prior to which it redeemed its outstanding warrants, including ours. In connection with the sale of securities related to this warrant exercise, we received cash proceeds of $2,162, net of a $999 exercise price, and realized a gain of $1,648, which is included in gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements. The unrealized gain for 2005 is primarily due to unrealized gains on stock warrants that were reversed in 2005 upon the tenant's redemption of its outstanding warrants.

Concentration of Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We regularly monitor our portfolio to assess potential concentrations of credit risk. We believe our portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

The majority of our directly owned real estate properties and related loans are located in the United States. Our directly owned real estate properties in France are leased to one tenant, Carrefour SAS, and account for 11% of current annualized lease revenue. No other tenant accounted for more than 10% of current annualized lease revenue.

Our directly owned real estate properties contain significant concentrations (10% or more of current annualized lease revenues) in the following asset types as of December 31, 2007: industrial (31%), warehouse/distribution (29%) and office (22%) and the following tenant industries as of December 31, 2007: retail (24%), electronics (15%) and automotive (10%).

Companies in automotive related industries (manufacturing, parts, services, etc.) are currently experiencing a challenging environment, which has resulted in several companies filing for bankruptcy protection. We currently have five tenants in automotive related industries. These five tenants accounted for lease revenues of $16,691, $13,072 and $12,345 for the years ended December 31, 2007, 2006 and 2005, respectively and have an aggregate carrying value of $108,748 as of December 31, 2007. Two tenants that had previously operated under bankruptcy protection, Tower Automotive, Inc. and Meridian Automotive Systems, Inc., affirmed their leases with us upon emerging from bankruptcy protection in July 2007 and December 2006, respectively. A third tenant, Collins & Aikman Corporation, emerged from bankruptcy protection in October 2007. Collins & Aikman affirmed leases for four of the six properties it leases from us and repurchased the remaining two properties from us in December 2007 (Note 6). To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible that if conditions in the automotive industry worsen, additional tenants may file for bankruptcy protection and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

12
Debt

Non-recourse debt consists of mortgage notes payable collateralized by an assignment of real property and direct financing leases with a carrying value of $1,216,493 as of December 31, 2007. Our mortgage notes payable had fixed annual interest rates ranging from 5.2% to 9.4% and variable annual interest rates ranging from 5.2% to 7.2% and maturity dates ranging from 2008 to 2023 as of December 31, 2007. As described below, we also have a credit facility which has a $0 outstanding balance as of December 31, 2007.

Scheduled principal payments during each of the five years following December 31, 2007 and thereafter are as follows:

Years ended December 31,	Total Debt	Fixed Rate Debt	Variable Rate Debt
2008	$ 35,242	$ 30,299	$ 4,943
2009	67,528	62,357	5,171
2010	81,989	76,493	5,496
2011	274,994	269,243	5,751
2012	171,387	155,680	15,707
Thereafter through 2023	216,447	130,694	85,753
Total	$847,587	$724,766	$122,821

Credit Facility

In November 2006, in connection with the merger, we entered into a credit facility with Wells Fargo Bank for $150,000. We reduced the amount available under the credit facility to $100,000 in April 2007. The credit facility provides for an initial three year term and an annual interest rate of either (i) LIBOR plus a spread which ranges from 135 to 160 basis points depending on our leverage or (ii) the greater of the bank's prime rate and the Federal Funds Effective Rate, plus 50 basis points, plus a spread of up to 12.5 basis points depending on our leverage ratio. The credit facility is guaranteed by our current and future subsidiaries that own unencumbered assets. The credit facility has financial covenants that require us, among other things, to maintain a minimum equity value and to meet or exceed certain operating and coverage ratios. In connection with the reduction of the credit facility in April 2007, we modified certain financial covenants to expand the nature and extent of investments we may make. We are in compliance with these covenants as of December 31, 2007. The facility also provides us with the right to increase the amount available under the credit facility up to a maximum of $175,000 upon satisfaction of certain conditions. The credit facility had an outstanding balance of $0 and $25,000 at December 31, 2007 and 2006, respectively and bore an applicable annual interest rate of 6.1 and 6.8% as of December 31, 2007 and 2006, respectively.

13
Commitments and Contingencies

SEC Investigation

In 2004, following a broker-dealer examination of Carey Financial, the staff of the SEC commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. The matters investigated by the staff of the SEC principally included whether, in connection with a public offering of CPA®:15's shares, Carey Financial and its retail distributors sold certain securities without an effective registration statement in violation of Section 5 of the Securities Act of 1933.

The investigation was later expanded to include matters relating to compensation arrangements with broker-dealers in connection with other CPA® REITs including us. The compensation arrangements principally involved payments, aggregating in excess of $9,600, made to a broker-dealer which distributed our shares and the shares of other CPA® REITs, the disclosure of such arrangements and compliance with applicable Financial Industry Regulatory Authority, Inc. (FINRA) requirements. The costs associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the CPA® REITs.

WPC and Carey Financial settled all matters relating to them in connection with the above-described investigations in March 2008. In connection with implementing the settlement, the SEC filed a complaint in federal court on March 18, 2008 alleging violations of certain provisions of the federal securities laws, and seeking to enjoin WPC from violating those laws in the future. In its complaint the SEC alleges violations of Section 5 of the Securities Act of 1933, in connection with the offering of shares of CPA®:15, and Section 17(a) of the

Securities Act of 1933 and Sections 10(b), 13(a), 13(b)(2)(A) and 14(a) of the Securities Exchange Act of 1934, and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 14a-9 thereunder, among others, in connection with the above-described payments to broker-dealers and related disclosures by the CPA® REITs. With respect to Carey Financial, the complaint alleges violations of, and seeks to enjoin Carey Financial from violating, Section 5 of the Securities Act of 1933. Without admitting or denying the allegations in the SEC's complaint, WPC and Carey Financial consented to the entry of the injunction. As part of the settlement, WPC will cause aggregate "disgorgement" payments of $19,979, including interest, to be made to us and another affected CPA® REIT. We expect that our portion of these payments will be approximately $10,868 and will be reflected in our earnings for the 2008 fiscal year. WPC will also pay a $10,000 civil monetary penalty, no portion of which we expect to receive.

The SEC's complaint also alleges violations of certain provisions of the federal securities laws by our advisor's employees John Park, who was formerly WPC's and our Chief Financial Officer, and Claude Fernandez, who was formerly WPC's and our Chief Accounting Officer. The SEC has announced that Messrs. Park and Fernandez have separately settled the charges against them. The terms of such settlement agreements are not expected to have a material effect on WPC or us.

Other

The Maryland Securities Commission has sought information from Carey Financial and us relating to the matters described above. While it may commence proceedings against Carey Financial in connection with these inquiries, WPC has announced that it does not currently expect that these inquiries and proceedings will have a material effect on WPC incremental to that caused by the SEC agreement in principle described above. At this time, we are unable to predict whether these inquiries will have any adverse effect on us.

As of December 31, 2007, we were not involved in any material litigation.

14
Shareholders' Equity

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. For the three years ended December 31, 2007, distributions per share reported for tax purposes were as follows:

	2007	2006	2005
Ordinary income	**$0.43**	$0.31	$0.56
Capital gains	**0.25**	0.44	0.04
Return of capital	—	—	0.16
	0.68	0.75	0.76
Spillover distribution (a)	**0.10**	0.02	—
	$0.78	$0.77	$0.76

(a) For 2007, this portion of the distribution is not taxable to shareholders until 2008; therefore, its taxability and classification will be determined in 2008. For 2006, this portion of the distribution was paid and taxed to shareholders in 2007 as ordinary income ($.01) and long-term capital gain ($.01).

We declared a quarterly distribution of $0.1949 per share in December 2007, which was paid in January 2008 to shareholders of record as of December 31, 2007.

Amounts in the table above exclude a special distribution of $0.45 per share that was paid in July 2006 to shareholders of record as of June 30, 2006 and a special distribution of $0.04 per share that was paid in January 2007 to shareholders of record as of November 30, 2006. These special distributions were approved by our board of directors in connection with the dispositions of certain investments in real estate during 2006.

Accumulated Other Comprehensive Income

As of December 31, 2007 and 2006, accumulated other comprehensive income reflected in our shareholders' equity is comprised of the following:

	2007	2006
Unrealized appreciation on marketable securities	**$ 1,156**	$ 771
Foreign currency translation adjustment	**16,918**	11,030
Accumulated other comprehensive income	**$18,074**	$11,801

15
Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax.

We conduct business in the various states and municipalities within the United States and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. The tax provision for the year ended December 31, 2007 included $403 in expenses that related to the years ended December 31, 2003 — 2006 which had not previously been accrued (Note 2).

We adopted FIN 48 on January 1, 2007. As a result of the implementation we recognized an $80 increase to reserves for uncertain tax positions. This increase in reserves was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet. Including the cumulative effect increase in reserves, at the beginning of 2007, we had approximately $75 of total gross unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 75
Additions based on tax positions related to the current year	21
Additions for tax positions of prior years	80
Reductions for tax positions of prior years	(70)
Settlements	—
Balance at December 31, 2007	$106

At December 31, 2007, we had unrecognized tax benefits as presented in the table above that, if recognized, would favorably affect the effective income tax rate in any future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2007, we have approximately $8 of accrued interest related to uncertain tax positions.

During the next year, we currently expect the liability for uncertain taxes to increase on a similar basis to the additions that occurred in 2007. We or our subsidiaries file income tax returns in state and foreign jurisdictions. Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2002-2007 remain open to examination by the major taxing jurisdictions to which we are subject.

16
Discontinued Operations

2007 — We sold a domestic property for a total of $35,712, net of selling costs and recognized a net gain on the sale of $7,780. In connection with the sale, we defeased the existing non-recourse mortgage loans on the property of $12,141 and incurred defeasance charges of $851.

2006 —We sold two properties located in Minnesota and Indiana for a total of $37,628, net of selling costs and recognized a net gain on the sale of $13,182, exclusive of impairment charges totaling $3,810 previously recognized against the Indiana property. In connection with the sale, we prepaid the existing non-recourse mortgage loan on the Minnesota property of $11,631 and incurred prepayment penalties of $1,586.

2005 — We sold a domestic property for $4,116, net of selling costs and recognized a gain of $196.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the results of operations and gain or loss on sales of real estate for properties sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows:

	Years ended December 31, 2007	2006	2005
Revenues	**$2,176**	$ 1,197	$2,676
Expenses	**(2,509)**	(2,838)	(1,948)
Gain on sale of real estate, net	**7,780**	13,182	196
Income from discontinued operations	**$7,447**	$11,541	$ 924

17
Segment Information

We have determined that we operate in one business segment, real estate ownership with domestic and foreign investments.

Geographic information for the real estate ownership segment is as follows:

2007	Domestic	Foreign [a]	Total Company
Revenues	$ 138,123	$ 27,475	$ 165,598
Total long-lived assets [b]	1,189,988	243,326	1,433,314
2006	**Domestic**	**Foreign [a]**	**Total Company**
Revenues	$ 110,700	$ 24,298	$ 134,998
Total long-lived assets [b]	1,300,717	191,098	1,491,815
2005	**Domestic**	**Foreign [a]**	**Total Company**
Revenues	$ 108,470	$ 23,440	$ 131,910
Total long-lived assets [b]	1,027,312	175,255	1,202,567

(a) Consists of operations in the United Kingdom, France, Finland and the Netherlands and, in 2007, in Germany.

(b) Consists of real estate, net; net investment in direct financing leases and equity investments in real estate.

18
Selected Quarterly Financial Data (unaudited)

	For the three months ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues [a]	$ 39,764	$ 40,866	$ 42,323	$ 42,645
Operating expenses [a]	(17,323)	(18,648)	(19,388)	(17,132)
Net income [b] [c]	8,741	8,758	15,510	31,381
Earnings per share	0.10	0.10	0.18	0.35
Distributions declared per share	0.1934	0.1939	0.1944	0.1949

	For the three months ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenues [a]	$ 32,248	$ 32,762	$ 34,713	$ 35,275
Operating expenses [a]	(12,773)	(16,350)	(14,334)	(13,886)
Net income	12,074	26,009	7,632	23,903
Earnings per share	0.18	0.38	0.11	0.32
Distributions declared per share [d]	0.1924	0.1929	0.1929	0.1929

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 16).

(b) Includes impact of out-of-period adjustment in the periods ended March 31, 2007 and September 30, 2007 (Note 2).

(c) Net income for the fourth quarter of 2007 includes gains on the sale of real estate of $9,509 and $7,780 which are included in income from continuing operations and income from discontinued operations, respectively.

(d) Excludes a special distribution of $0.45 per share that was paid in July 2006 to shareholders of record as of June 30, 2006 and a special distribution of $0.04 per share that was paid in January 2007 to shareholders of record as of November 30, 2006.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

There is no established public trading market for our shares. As of March 24, 2008, there were 29,670 holders of record of our shares.

Distributions

We are required to distribute annually at least 90% of our distributable REIT taxable income to maintain our status as a REIT. Our quarterly distributions for the past two years are as follows:

	2007	2006
First quarter	**$0.1934**	$0.192
Second quarter	**0.1939**	0.1929[(a)]
Third quarter	**0.1944**	0.1929
Fourth quarter	**0.1949**	0.1929[(b)]
	$0.7766	$0.7711

(a) Excludes a special distribution approved by our board of directors in connection with our disposition activity of $0.45 per share that was paid in July 2006 to shareholders of record as of June 30, 2006.

(b) Excludes a special distribution approved by our board of directors in connection with our disposition activity of $0.04 per share that was paid in January 2007 to shareholders of record as of November 30, 2006.

Unregistered Sales of Equity Securities

For the three months ended December 31, 2007, we issued 231,244 shares of common stock to the advisor as consideration for performance fees. Shares were issued at per share amounts of $13.20. Since none of these transactions were considered to have involved a "public offering" within the meaning of Section 4(2) of the Securities Act, as amended, the shares issued were deemed to be exempt from registration. In acquiring our shares, the advisor represented that such interests were being acquired by it for the purposes of investment and not with a view to the distribution thereof. We previously reported other sales of unregistered shares during the past three years in our prior filings.

Issuer Purchases of Equity Securities

2007 Period	Total number of shares purchased[a]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or program[a]	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs[a]
October	—	—	N/A	N/A
November	—	—	N/A	N/A
December	345,851	$12.28	N/A	N/A
Total	345,851			

(a) All shares were purchased pursuant to our redemption plan. In November 1997, we announced a redemption plan under which we may elect to redeem shares subject to certain conditions and limitations. The maximum amount of shares purchasable in any period depends on the availability of funds generated by the distribution reinvestment and stock purchase plan and other factors at the discretion of our board of directors. The redemption plan will terminate if and when our shares are listed on a national securities market.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 14, Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2007, including the financial statements and schedules.

>Corporate Information>

Management

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Edward V. LaPuma
President

Mark J. DeCesaris
Managing Director,
Acting Chief Financial Officer
and Chief Administrative Officer

Benjamin P. Harris
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

John D. Miller
Chief Investment Officer

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and
Chief Operating Officer

Douglas E. Barzelay
General Counsel

Jason E. Fox
Executive Director – Investments

Jeffrey S. Lefleur
Executive Director – Investments

Thomas Ridings
Executive Director and
Chief Accounting Officer

Gino M. Sabatini
Executive Director – Investments

Kristin Chung
Senior Vice President and Controller

Christopher E. Franklin
Senior Vice President

Donna M. Neiley
Senior Vice President –
Asset Management

Richard J. Paley
Senior Vice President and
Associate General Counsel

Gagan S. Singh
Senior Vice President – Finance

Yvonne Cheng
First Vice President – Investments

L. Janusz Hooker
First Vice President – Investments

Robert C. Kehoe
First Vice President and Treasurer

Leonard Law
First Vice President and
Chief Information Officer

David G. Termine
First Vice President – Accounting

Investment Committee of Carey Asset Management Corp.

Nathaniel S. Coolidge
Former Head of Bond and Corporate
Finance Department, John Hancock
Mutual Life Insurance Company

Trevor P. Bond
Managing Member of Maidstone
Investment Co., LLC

Frank J. Hoenemeyer
Former Vice Chairman and Chief
Investment Officer, The Prudential
Insurance Company of America

Dr. Lawrence R. Klein
Nobel Laureate in Economics,
Benjamin Franklin Professor
of Economics (Emeritus),
University of Pennsylvania

George E. Stoddard
Former Head of the Direct Placement
Department, The Equitable Life
Assurance Society of The United States

Dr. Karsten von Köller
Chairman, Loan Star GmbH

Directors

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Dr. Marshall E. Blume
Director, Rodney L. White Center
for Financial Research, University of
Pennsylvania

James D. Price
President, Price & Marshall, Inc.

Auditors
PricewaterhouseCoopers LLP

Executive Offices
Corporate Property Associates 14, Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

Transfer Agent
Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

Annual Meeting
June 12, 2008 at 4:00 p.m.
at the Executive Offices

Form 10-K
A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-Delivery
To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

Web site
www.cpa14.com

E-mail
CPA14@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

CPA:14

Corporate Property Associates 14
50 Rockefeller Plaza
New York, NY 10020
1 800 WP CAREY
cpa14@wpcarey.com
www.cpa14.com

The papers and printer used in the production of the CPA®:14 2007 Annual Report are all certified to Forest Stewardship Council (FSC) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

By using postconsumer recycled fiber in lieu of virgin fiber:

- 16.43 trees were preserved for the future
- 47.40 lbs of waterborne waste were not created
- 6,974 gallons of wastewater flow were saved
- 772 lbs of solid waste were not generated
- 1,520 lbs net of greenhouse gases were prevented
- 11,628,000 BTUs of energy were not consumed

END